                                                          VALUATION OF
                                                       LSAI COMMON STOCK
                                                       -----------------

                                                        December 14, 1995

                                 CONFIDENTIAL

              MATERIAL PRESENTED TO  LEVI STRAUSS ASSOCIATES INC.


     The following pages contain material that was provided to Levi Strauss Associates Inc. (the "Company") in connection with a periodic valuation (the "Valuation") of the Common Stock of the Company. The accompanying material was prepared for use solely by the Company and not with a view toward public disclosure under federal or state securities laws. The information contained in this material was obtained from the Company and other sources without independent verification by Morgan Stanley & Co. Incorporated or is derived therefrom. No representation or warranty, express or implied, is made as to the accuracy or completeness of such information.

     Any estimates and projections contained herein, including any financial projections for the Company which have been prepared by the management of the Company involve numerous and significant subjective determinations which may or may not be correct. Because this material was prepared for use solely in the context of a presentation or presentations to the Company, was not prepared to comply with the disclosure standards set forth under any securities laws and may be used by persons not as familiar with the business and affairs of the Company as the persons at the Company who directed Morgan Stanley to prepare this report, the Company, Morgan Stanley & Co. Incorporated and their respective legal and financial advisors and accountants disclaim any responsibility to any such person relating to the use of any of the material contained herein. Neither the Company, nor Morgan Stanley & Co. expects to update or otherwise revise the accompanying materials.

                         LEVI STRAUSS ASSOCIATES INC.
--------------------------------------------------------------------------------
                               Table of Contents



SECTION I          EXECUTIVE SUMMARY


SECTION II         MORGAN STANLEY'S VALUATION ASSIGNMENT


SECTION III        VALUATION METHODOLOGY


SECTION IV         COMPANY OVERVIEW


   Tab  A          Business Review

   Tab  B          Consolidated Financial Results/Projections

   Tab  C          Adjustments to Projections


SECTION V          FACTOR'S AFFECTING THE VALUE OF LSAI'S COMMON STOCK


   Tab  D          Economic Outlook

   Tab  E          Securities Market Environment

   Tab  F          Apparel Industry Overview


APPENDIX          FINANCIAL ANALYSIS

                               EXECUTIVE SUMMARY
                               -----------------

Levi Strauss Associates Inc. ("LSAI" or the "Company") has asked Morgan Stanley & Co. Incorporated ("Morgan Stanley") to determine the public market value of the Class E and Class L Common Stock (collectively, the "Common Stock") of Levi Strauss Associates Inc. ("LSAI" or the "Company") as of November 30, 1995 (the "Valuation Date").

This report is a detailed explanation of the information reviewed and the valuation methodology utilized in forming our opinion. As described more fully in this valuation appraisal ("Appraisal" or the "Report"), Morgan Stanley has concluded that the public market value of the Company's common shares as of the Valuation Date was:

                 --------------------------------------------
                                        PUBLIC MARKET VALUE
                                      -----------------------
                                                 TOTAL EQUITY
                         DATE          PER SHARE     VALUE
                 --------------------------------------------
                 November 30, 1995       $189      $10,103MM
                 --------------------------------------------

                             VALUATION ASSIGNMENT
                             --------------------

The Company has asked Morgan Stanley to provide its opinion as to the public market value of the common shares of LSAI as of November 30, 1995, using certain assumptions specified by the Company set forth below. In the engagement letter relating to this assignment (the "Engagement Letter"), Morgan Stanley has been instructed not to take into account the possibility or nature of the capital structure transaction currently being contemplated by the Company and the holders of Class L Common Stock (the "Contemplated Transaction"). It is understood that this valuation opinion may be used by the Company to evaluate certain transactions in connection with the Contemplated Transaction and for the other purposes described in the Engagement Letter. Morgan Stanley has not been asked to determine, and this valuation opinion does not opine to, the fairness to the Company, or to any holders of the Class E Common Stock or Class L Common Stock, of the Contemplated Transaction, or of any other capital structure transaction.

For purposes of our valuation, Morgan Stanley has relied upon a definition of public market value as "the price at which shares of LSAI would have traded as of the Valuation Date, in a public market, had there been such a public market for LSAI stock on the Valuation Date, without any effect given to an acquisition or control value, or to a private market discount factor."

REVIEW OF RELEVANT INFORMATION
------------------------------

Morgan Stanley believes that a critical component of developing an opinion as to the value of LSAI's common stock is to be well informed regarding both the historical performance of the Company as well as its projected performance. In fact, we base our valuation views primarily on LSAI's projected performance rather than on historical performance. Standard practice and current financial theory all point to the importance of future earnings and future ability to pay dividends when valuing equity securities.

In connection with rendering our valuation opinion, Morgan Stanley has performed the following analyses:

     (i) reviewed the consolidated audited financial statements of LSAI for recent years and interim periods preceding the Valuation Date and certain other relevant financial and operating data of LSAI made available to us from published sources and from the internal records of the Company;

     (ii) reviewed financial projections and certain internal financial and operating information prepared by the management of LSAI relating to LSAI and its principal operating subsidiaries;

     (iii) discussed the business and prospects of LSAI and its operating subsidiaries with the senior management of LSAI;

     (iv) compared the financial information relating to the Company's business with published financial information concerning certain companies whose businesses we deem to be comparable, in whole or in part, to those of the Company;

     (v) analyzed the market prices and trading characteristics of the common stock for recent periods up to the Valuation Date of certain companies whose businesses we deem to be comparable, in whole or in part, to those of the Company;

     (vi) reviewed various securities analysts' reports and earnings projections regarding firms in the apparel industry and general apparel industry trends on or about the Valuation Date;

     (vii) reviewed the condition of the public securities markets at the Valuation Date;

     (viii) reviewed the current economic condition and prospects for the domestic economy and selected international economies;

     (ix) reviewed the Registration Statement which relates to the Company's Employee Investment Plan and Employee Long-Term Investment and Savings Plan (collectively, the "Plans") and the underlying Plan documents, as well as reviewed the terms of the Common Stock;

     (x) performed such other analyses and examinations and conducted such other discussions as we deemed appropriate; and

     (xi) discussed with internal Morgan Stanley experts, including equity research analysts, economists and equity capital market professionals, the appropriateness of using projected vs. historical LSAI statistics, certain LSAI economic assumptions and other questions relevant to specific Morgan Stanley experts.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for purposes of our valuation opinion. With respect to the financial projections provided to us by the Company, we assume that they are reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of LSAI.

As discussed earlier, a critical component of Morgan Stanley's valuation involves developing a thorough understanding of the Company's recent results and, more important, projected results through extensive due diligence with LSAI's senior management, the most important of which took place at LSAI's headquarters on December 4, 1995, prior to rendering our valuation opinion. During these due diligence sessions, Morgan Stanley discussed LSAI's business with divisional heads and senior members of the finance staff. Representative information reviewed by Morgan Stanley included: historical and projected unit sales, fashion trends, review of new products, review of product mix and margins, review of customer service initiatives, analysis of product sourcing, market share, review of distribution channels, status of major customers, current bookings, and current price points - expected price increases/decreases and markdowns, if any.

Morgan Stanley also reviewed LSAI's overall business strategy during these due diligence sessions and discussed potential new products, ventures and markets. In addition, we reviewed with LSAI's senior management the competitive situation in each of the Company's respective markets, focusing on appropriateness of the comparable companies, competitor's size, market share vis-a-vis LSAI, principal products and historical and projected patterns of growth. Senior members of LSAI's finance staff reviewed, identified and explained all non-recurring items and discussed any planned changes to the capital structure (e.g., special dividends, share repurchases, etc.) and the impact these changes could have on LSAI going forward.

Morgan Stanley's valuation opinion is rendered on the basis of economic and securities market conditions prevailing as of the Valuation Date, and the conditions and prospects of the Company, financial and otherwise.

MORGAN STANLEY'S QUALIFICATIONS
-------------------------------

Morgan Stanley & Co. Incorporated is a global firm providing a wide range of financial services to corporations, governments, financial institutions and individual investors. Morgan Stanley was formed in 1935 when U.S. securities legislation separated commercial banking from investment banking. J.P. Morgan remained a commercial bank and Morgan Stanley was created to focus on financial advice and securities underwriting for Fortune 100 corporations, leading foreign corporations and governments. Currently, our businesses include securities underwriting, distribution and trading; placement of private and restricted equity to institutional and private investors; merger, acquisition, restructuring, real estate, project finance and other corporate advisory activities; merchant banking and other principal investment activities; brokerage and research services; asset management; the trading of foreign exchange and commodities as well as derivatives on a broad range of asset categories; and global custody, securities clearance services and securities lending.

Today, Morgan Stanley has twenty-five offices worldwide with the head office in New York. Other North American locations include Chicago, Houston, Los Angeles, Montreal, San Francisco and Toronto. Overseas European offices include Frankfurt, London, Luxembourg, Madrid, Milan, Paris and Zurich. In Asia and the Pacific Rim, Morgan Stanley is supported by offices in Beijing, Hong Kong, Melbourne, Seoul, Shanghai, Singapore, Taipei and Tokyo. The firm recently opened offices in Moscow, Sydney, Johannesburg and Bombay.

Morgan Stanley takes a long-term, team-oriented approach to both client coverage and the execution of transactions. The firm has extensive experience in pricing and underwriting primary and secondary common stock offerings and in acting either as agent or principal in transactions of blocks of common stock on various national securities exchanges and in over-the-counter markets. Morgan Stanley, through a group of equity private placement specialists, negotiates the private placement of blocks of common stock which are restricted from public sale or for which there is no public market. Drawing on this experience in underwriting, brokerage and market making, Morgan Stanley also provides evaluations of proposed security transactions, such as the fairness of merger and acquisition terms for inclusion in a prospectus or proxy statement, and advises on the structure of, and negotiates, corporate mergers and acquisitions. Consequently, there is a day-to-day exposure to the securities markets and to developments affecting market prices, which is important in the valuation of securities.

Morgan Stanley also provides appraisals for corporations with respect to the fair market value of a corporation's securities for estate, tax and ESOP purposes. Morgan Stanley has been called upon to testify before federal and state courts and to serve as arbiter under the auspices of the American Arbitration Association.

INVESTMENT BANKING DIVISION
---------------------------

The Investment Banking Division, which has a staff of more than 1,500, raises capital and provides advice for Morgan Stanley's clients worldwide. The division is organized into five main groups: Corporate Finance, Mergers, Acquisitions & Restructuring, Capital Market Services, Project Finance and Real Estate. Through these groups, Morgan Stanley manages and underwrites public and private offerings of debt and equity securities in all major markets. The firm also provides advisory and related services for mergers, acquisitions, restructurings, project financings, Real estate holdings and other major financial transactions.

Corporate Finance Services
--------------------------

Corporate Finance: Corporate Finance is responsible for initiating, developing and maintaining Morgan Stanley's investment banking relationships with clients worldwide; for providing financial advice; and, in partnership with other specialized areas of Morgan Stanley, for executing specific client transactions.

Through a global network of regional and industry specialist teams, the Corporate Finance Department reaches a wide variety of public and private sector clients on six continents. U.S.-based professionals are located in New York, Chicago, Los Angeles, Houston, Menlo Park and San

Francisco, while approximately 40% of the department's professional staff is located outside the United States. Regional coverage groups provide a strong Morgan Stanley presence in Canada, Europe, Latin America, the Middle East, Africa, the Far East and Australia. Industry groups provide special expertise in the commercial banking, food and beverage, health care, insurance, media, natural resources, public utilities, apparel/retail, technology, telecommunications and transportation sectors. Corporate Finance also has a group that specializes in advising financial buyers on acquisitions, divestitures, and debt and equity financings.

Working in close coordination with product specialists throughout the Firm, our Corporate Finance teams develop creative solutions to meet clients' needs. These solutions often involve implementing strategic initiatives, including financings in the global capital markets, domestic and cross-border mergers, acquisitions and joint ventures, Real estate sales and related services, and complex corporate restructurings, recapitalization and lease transactions.

Financing Services: Financing Services professionals in New York, London and Tokyo are responsible for leading and coordinating client teams in the execution of equity offerings (initial public offerings, reverse leveraged buy-outs and recapitalizations, convertible securities, derivative securities, common stock and warrants), complex debt issuances (high-yield offerings and structured transactions) and other capital market transactions.

Global Infrastructure and Leasing
---------------------------------

The Global Infrastructure and Leasing group is headquartered in London, and has additional professionals in New York, Hong Kong, Sydney and Beijing. It specializes in complex advisory assignments requiring a high level of expertise and a strong presence in financial markets around the world. Throughout 1995, experienced Project Finance professionals advised sponsors of infrastructure, power generation, oil and gas, pipeline, petrochemical, forest products, telecommunications and transportation projects in North and South America, Europe, the Middle East, Asia / Pacific and Africa. The Firm continues to act as overall financial advisor to the Hong Kong government in its $20 billion port and airport development project.

Mergers, Acquisitions and Restructuring
---------------------------------------

Morgan Stanley's Mergers, Acquisitions & Restructuring professionals integrate extensive transaction experience with a comprehensive understanding of the regulatory, tactical and structural aspects of complex investment banking transactions worldwide. This transaction expertise is complemented by a specialized knowledge of a wide variety of industries and geographic regions. A close working relationship between Mergers, Acquisitions & Restructuring and specialists from other areas of the Firm ensures that the analytical skills, creativity and experienced judgment of Morgan Stanley investment banking professionals around the world are effectively marshaled in helping our clients achieve their financial and strategic objectives. The department is comprised of Mergers, Acquisitions & Restructurings and the Princes Gate Investment Fund.

Mergers and Acquisitions: The Mergers, Acquisitions & Restructuring Group has more than 150 professionals worldwide, serving clients from offices in New York, San Francisco, London, Tokyo and Hong Kong. Morgan Stanley's worldwide leadership in merger, acquisition and strategic advisory services positioned the firm to benefit from the heightened merger and acquisition activity in 1994 and the record year to date in 1995. It participated in many of the year's largest and most strategically significant transactions, including acquisitions, divestitures, mergers, joint ventures, spin-offs and restructurings. In 1994 Morgan Stanley completed 73 transactions in North America with a combined aggregate value of more than $59 billion. In the first three quarters of 1995, Morgan Stanley announced 87 transaction totaling more than $114.7 billion in aggregate value. For example, Morgan Stanley advised Wellcome plc in its $14.1 billion sale to Glaxo Holdings plc; First Interstate Bancorp. in its $10.1 billion hostile defense from Wells Fargo; Chemical Banking Corp. in its $10.0 billion acquisition of Chase Manhattan Corp.; TSB Group plc in its $8.1 billion merger with Lloyds Bank plc; Time Warner Inc. In its $7.5 billion acquisition of Turner Broadcasting System, Inc.; Pharmacia in its $6.5 billion merger with Upjohn; and AT&T in its $3.3 billion purchase of the remaining 48% of LIN Broadcasting that it did not already own.

Princes Gate: Princes Gate Investors, L.P. is a private association of international investors assembled by the Firm to make short- to medium-term investments in companies requiring funds to facilitate specific strategic objectives. Princes Gate has notional commitments of $750 million and has invested approximately $210 million to date.

Capital Market Services
-----------------------

Morgan Stanley has long been a world leader in public offerings of fixed income and equity securities. Capital Market Services ("CMS") provides a link between Morgan Stanley's Investment Banking Division and the Fixed Income and Equity Divisions by structuring, pricing and managing public offerings and private placements of debt and equity securities. Our service includes advice on the structure and timing of offerings, the formation of underwriting syndicates and the allocation of securities among underwriters. CMS professionals also work with clients and prospective clients to develop sophisticated leasing and financing strategies, to provide advice on financing opportunities in global capital markets, and to create effective liability management techniques which will hedge currency and interest rate exposure. As our clients' financing needs have become more complex and international in scope, we have developed expertise in a wide range of markets, currencies and derivative securities, steadily building on our traditional underwriting strengths. Transaction highlights include financings for the Tennessee Valley Authority, the Indiantown Cogeneration Power Plant, the New Jersey Economic Development Authority, the World Bank, New Zealand, the Republic of Portugal and the Government of France.

In the global non-investment grade debt market, Morgan Stanley lead-managed or co-managed high-yield financings totaling more than $7 billion in 1994. The Global High Yield Group lead-managed the largest non-investment grade debt offering ever for an Asian issuer, a $500 million financing for Indah Kiat Pulp & Paper Corporation.

In 1994 Morgan Stanley was a managing underwriter for worldwide equity and equity-related offerings totaling more than $35 billion. While the volume of equity and equity-related new issues for U.S. issuers declined considerably in 1994, Morgan Stanley raised its volume and market share significantly, lead-managing more than $10 billion, approximately 15%, of public equity and equity-linked issues for U.S. issuers.

In the first three quarters of 1995, Morgan Stanley has lead managed over $17 billion in equity and equity related issues. Morgan Stanley lead-managed the $588 million U.S. tranche of the initial public offering for Royal PTT Nederland, the Dutch telecommunications service provider. Morgan

Stanley also led the U.S. tranches of the $467 million offering for SGS-Thompson Microelectronics, and the $683 million offering for TeleWest Communications.
For Asian and Latin American issuers, Morgan Stanley lead-managed approximately $2.6 billion of equity and equity-related offerings.

Morgan Stanley Realty
---------------------

Morgan Stanley plays an important role in accessing Real Estate capital through traditional and emerging markets sources for corporations, institutions and developers. Our Real Estate professionals in New York, London, Tokyo and Hong Kong provide clients with global resources, expertise and innovative solutions to achieve their diverse objectives. In 1994, the Morgan Stanley Real Estate Fund I, L.P. continued as one of the most active Real estate investors in the United States, having acquired over $2.9 billion of property. Morgan Stanley also launched a second fund with investments and co-commitments over $900 million, which is among the largest private equity pools targeting investment in Real estate.

RESEARCH DIVISION
-----------------

By covering the equity and fixed income markets as well as the overall economy, our global research department seeks to assist clients in making informed investment and financing decisions. Portfolio strategy, based on fundamental as well as market analysis, is used to emphasize important relative trends and to support country, industry and individual stock recommendations.

As of the Valuation Date, approximately 134 equity analysts, strategists and economists covered close to 70 industries and 1,660 companies. Equity coverage provides research on virtually all major industry groups on a global basis, including autos, banking, capital goods, chemicals, consumer goods, health care, insurance, media, natural resources, retailing/apparel, technology, telecommunications, transportation and utilities. In the United States alone, Morgan Stanley Research covers approximately 45 retail and apparel manufacturing companies.

Of particular importance to this valuation is Morgan Stanley's research coverage of the textiles and apparel industry, led by Josephine Esquivel. A member of Institutional Investor's 1995 All-America Research Team, Esquivel covers sixteen textile and apparel companies, including all but two of the comparable companies used in this valuation. Esquivel joined Morgan Stanley from Lehman Brothers in February 1995. Since then, she has been critical in our assessment of LSAI's comparable companies.

Morgan Stanley Capital International (MSCI), the Firm's global financial information database, provides investors around the world with well-known publications, benchmark indices (including the World and EAFE(R) Index) and electronic data on more than 4,000 companies in 45 developed and emerging market countries through a variety of print, electronic and software vendor-supported products.

Our fixed income research includes analytical research, credit and high-yield research, and portfolio strategy. These activities aid in the marketing of the Firm's fixed income products and services.

OTHER DIVISIONS
---------------

Morgan Stanley also provides various financial and advisory services through nine other global business units: Equity, Fixed Income, Merchant Banking, Asset Management, Foreign Exchange, Commodities, Morgan Stanley Services, and Finance, Administration and Operations.

                             VALUATION METHODOLOGY
                             ---------------------

INTRODUCTION TO VALUATION METHODOLOGY
-------------------------------------

Valuation of a company generally involves the use of three distinct methods: (1) an analysis of the trading characteristics of publicly-traded comparable companies; (2) an analysis of the prices paid for similar businesses in private market transactions (acquisitions or mergers); and (3) an analysis of the present value of the future stream of dividends or cash flows generated by the business plus a terminal value. In the valuation of LSAI common stock, we believe the latter two methods are inappropriate given that they generate a value for the company which includes a premium necessary to assume control of the operations (commonly referred to as a "control premium").

Therefore, in the absence of an operative public market for a security such as LSAI's common stock, we believe that the best alternative for valuing such a security is to seek guidance from the prices investors are willing to pay for securities of comparable publicly-traded companies. As such, Morgan Stanley chose to rely upon this approach in determining the fair market value of LSAI's common stock.

DETERMINATION OF PUBLIC MARKET VALUE
------------------------------------

As discussed in detail starting on page 18, Morgan Stanley first identified a group of companies we considered comparable to LSAI. We then reviewed the historical and projected financial performance of the comparable companies. The financial statistics analyzed included revenues, earnings before interest, taxes, depreciation, and amortization ("EBITDA"), earnings before interest and taxes ("EBIT"), cash flow and, most important, net income or earnings. In addition to income statement and cash flow related items, we also reviewed the relative capital structures of each company. In our opinion, in the current market environment, profitable companies like LSAI are valued primarily on the basis of projected earnings. Therefore, we determined at what prices the comparable companies' shares were trading as a multiple of 1996 projected earnings. These multiples were applied to LSAI's 1996 projected earnings to arrive at an estimated public market value of LSAI. As discussed in more detail later, Morgan Stanley adjusted LSAI's projected earnings for extraordinary items and upside or downside we identified in LSAI's plan. The public market value per share of LSAI common stock was then determined based on the total number of common shares outstanding including all options.

COMPARABLE COMPANIES ANALYSIS
-----------------------------

Morgan Stanley's selection of the comparable companies, as detailed below, reflects numerous operating and financial similarities that the comparable companies share with LSAI. The primary criteria in determining the appropriate comparables include the following characteristics: comparability of business, similarity of product lines, strong brand name, distribution channels, manufacturing, financial health, international presence, size, leverage, and comparability of end consumer.

SELECTION OF COMPARABLE PUBLICLY TRADED COMPANIES
-------------------------------------------------

Morgan Stanley identified seven companies, all domestic, publicly traded, apparel manufacturing and retailing firms, that we believed were the most comparable to LSAI as of the Valuation Date. Although every company may not be directly comparable according to each selection criterion, overall this group represents our best market judgement (arrived at with the assistance of Josephine

Esquivel, Morgan Stanley's apparel research analyst who would cover LSAI if it were a public company) for how we might expect LSAI to trade were it a public company. The following points detail our selection criteria:

 .    COMPARABILITY OF BUSINESS - In choosing comparable companies, Morgan
     -------------------------
     Stanley reviewed the similarity of product lines, size of the business, whether there were international sales, the strength of the brand name, distribution channels, manufacturing capability vs. design, financial characteristics and end consumer. LSAI is the world's largest brand-name apparel manufacturer.

 .    SIMILARITY OF PRODUCT LINES - As apparel items become more expensive and
     ---------------------------
     fashion-sensitive, they become more cyclical than moderately priced and less fashion-sensitive items. Companies with more staple-oriented items display differences in profit margin, competitive position and market share, product cycles and business risks from the higher-priced, more cyclical, fashion-sensitive apparel manufacturers. LSAI's product lines consist primarily of basic jeans and jeans-related products, as well as slacks, shirts, jackets, skirts and fleece.

 .    STRONG BRAND NAME - Manufacturers of branded products are often able to
     -----------------
     charge higher prices relative to private label manufacturers, leading to higher margins. Consequently, all else equal, the equity of an apparel manufacturer of branded products would likely trade at a premium to an apparel manufacturer of private label products. LSAI has created two of the world's strongest brand names in apparel, LEVI'S(R) and DOCKERS(R).

 .    DISTRIBUTION CHANNELS - The distribution channels utilized by a company
     ---------------------
     also affects profitability. A company with distribution through retail outlets and mass merchandisers would likely achieve lower margins than those companies whose primary means of distribution is through higher quality outlets and specialty stores. LSAI distributes primarily through department stores, specialty stores, and national chains.

 .    MANUFACTURING - Apparel suppliers are also differentiated according to
     -------------
     their vertical integration, with pure manufacturing companies broadly characterized as cyclical and economically sensitive. Some apparel suppliers have less exposure to the manufacturing of products and are tied more directly to the retail/service marketing side of the apparel industry. Such differentiation in manufacturing intensity affects the cyclicality and economic sensitivity of these companies, in turn affecting their trading behavior. Approximately half of LSAI's products are manufactured by outside contractors with the balance produced in LSAI owned and operated facilities.

 .    FINANCIAL HEALTH - As noted earlier, expected earnings are generally
     ----------------
     considered a critical variable in determining a company's equity value. Companies that the market believes will show consistent sustainable earnings growth are the ones most likely to realize premium valuation multiples. LSAI has achieved a compound annual growth rate in earnings of 15% from 1991 to 1995, higher than all of its comparable companies for that period.

 .    INTERNATIONAL PRESENCE - A company with a profitable international presence
     ----------------------
     will likely trade at a premium to a purely domestic, but otherwise similar, company. On the other hand, a company with international operations will tend to have a higher amount of volatility associated with its earnings - as currency markets and economic influences abroad affect the demand for that company's products. Over one third of LSAI's revenues are generated earnings internationally.

 .    SIZE - In choosing comparable companies, size is important, but not as
     ----
     critical as some of the other factors discussed above. The market may discount a company for not having the critical mass necessary to overcome certain operating risks associated with a lack of size. Alternatively, the growth prospects of a very large company may be lower than those of a company with relatively lower sales and earnings. LSAI has achieved consistent growth while maintaining greater size than virtually all of its comparable companies.

 .    LEVERAGE - As a company becomes more highly leveraged, it increases its
     --------
     degree of financial risk. One result of this additional financial risk is an increased cost of capital for the company. A leveraged company will often command a lower earnings multiple than a less leveraged, but otherwise similar, company. LSAI is currently carrying a cash surplus with no long-term debt.

 .    COMPARABILITY OF END CONSUMER - The demographic characteristics of a
     -----------------------------
     company's customer base can significantly affect the company's financial performance. For example, starting in the early 1980's, the apparel market in the United States was affected by a major demographic development: the maturation of the "baby-boom" generation. For the apparel industry, this development created reduced demand for jean manufacturers' products and an increase in demand for higher margin, conservative casual and active wear apparel. Short term trends in the fashion industry, as they relate to a particular company's demographic target group, can also affect financial performance. Thus, we would expect companies with comparable end consumers to be similarly affected by changes in fashion trends and demographics. LSAI targets a wide range of end consumers of varying income and age levels with it diverse product lines.

The Gap Inc. ("Gap"), which we believe is an excellent comparable Company to LSAI, is a good example to illustrate the application of our selection criteria. Gap markets basic apparel products similar to LSAI that include jeans and jeans related products, as well as slacks, shirts, jackets, skirts and fleece. It enjoys excellent brand name recognition. It has achieved solid earnings growth, significant size and a growing international presence. Most important, the Gap competes directly for the same consumer dollar as LSAI and is exposed to similar risks including raw material cost fluctuations and changes in consumer demographics, tastes and income.

There are, however, several areas where the Gap differs distinctly from LSAI. The most obvious difference is method of distribution. Whereas LSAI distributes primarily through retail outlets such as department stores, the Gap sells its products almost exclusively through company-owned stores. Another key difference is the lack of manufacturing by the Gap compared to LSAI. Finally, from a capital structure perspective, the Gap maintains a significantly higher degree of leverage than LSAI.

Despite the aforementioned differences, we feel that the Gap is one of the most comparable companies to LSAI. This judgement is shared by our research analyst, Josie Esquivel, with whom we have had extensive discussions on this topic. This discussion of the Gap illustrates our point that good comparable companies need not adhere to every selection criterion, but should closely resemble the business of LSAI on an overall basis.

At each valuation, we reevaluate the comparable companies to ensure that we are using the most appropriate group. Although we try to maintain consistency in the group over time, occasionally situations arise with the selected comparable companies that may make them more or less comparable to LSAI. For instance, in this valuation, we have excluded Reebok from the calculations of the mean P/E ratios used in our valuation of LSAI for several reasons. Reebok's price performance has been contrary to its peer group. The company has experienced poor financial performance relative to both its own historical performance and the performance of its peers. Furthermore, Reebok has experienced significant management upheaval with both the President and CEO resigning this year amid significant shareholder criticism. For these and other reasons, we believe Reebok may not be a good comparable company for LSAI at this point in time.

ADJUSTMENTS TO NET INCOME
-------------------------

Analysts and the market in general focus on the projected normalized earnings potential of a company. Therefore, Morgan Stanley has eliminated certain extraordinary or non-recurring gains and losses in determining the appropriate LSAI net income and other financial statistics.

                                BUSINESS REVIEW
                                ---------------

OVERVIEW OF LSAI
----------------

LSAI acquired Levi Strauss & Co. ("LS&CO") in August 1985 (the "Acquisition" or "LBO") and is the world's largest brand-name apparel manufacturer. LSAI designs, manufactures and markets apparel for men, women and children, including jeans, slacks, shirts, jackets, skirts and fleece. The Company's products are marketed primarily under the LEVI'S(R) and DOCKERS(R) trademarks and are sold in the United States and throughout North America, South America, Europe, Asia and Australia.

The Company's revenues are derived mostly from the sale of jeans and jeans-related products. Jeans include pants of a "jeans-type" construction, that are made of denim, corduroy, twill and other fabrics. Jeans and jeans-related products generate approximately three quarters of LSAI's total sales and were the mainstays of the Company's profitability in the years preceding the Valuation Date. Casual sportswear (mostly natural fiber tops and pants marketed under the DOCKERS(R) brand that are not jeans or jeans-related) has also become an important source of revenues in the U.S. for LSAI.

ORGANIZATIONAL STRUCTURE
------------------------

LSAI's current operating structure consists of two principal organizations: Levi Strauss North America ("LSNA") and Levi Strauss International ("LSI").

LSNA's operating structure is organized along brand lines: LEVI'S(R), DOCKERS(R) and BRITTANIA(R) Sportswear Ltd. The LEVI'S(R) division markets jeans and jeans-related products for men, women and youth. The DOCKERS(R) division markets DOCKERS(R) products and casual products for men, women and youth. The Canada and Mexico divisions market mostly jeans, jeans-related and DOCKERS(R) products. BRITTANIA(R) Sportswear Ltd. markets the BRITTANIA(R) line of men's and women's jeans, tops and casual sportswear in the U.S. LEVI'S(R) and DOCKERS(R) men's products are the Company's most important source of U.S. sales and earnings.

LSI markets jeans and related apparel outside North America and is a major source of operating income for the Company. Its principal sourcing method is owned and operated facilities in each country. LSI is organized along geographic lines consisting of the Europe, Latin America and Asia Pacific divisions. Europe is the largest non-U.S. division in terms of sales and profits. Asia Pacific is the second largest LSI division, principally due to the size of its Japanese operations.

U.S. OPERATIONS
---------------

LSAI's U.S. operations include LEVI'S(R), DOCKERS(R) and BRITTANIA(R) which, along with Canada and Mexico, constitute the LSNA organization. Each U.S. division maintains its own merchandising, sales and advertising staff.

The Company manufactures and markets basic jeans, branded casual products and jeans-related products in a wide range of moderately-priced apparel categories. The 501(R) family of jeans, other basic denim jeans and related jeans products have traditionally been the Company's key products. In addition to the 501(R) products, the LEVI'S(R) men's division also markets Silver Tab(TM), Orange Tab(TM) and Red Tab(TM) product lines. The LEVI'S(R) women's brand markets jeans and casual sportswear products for the 501(R), Red Tab(TM), Silver Tab(TM), 900 Series(R) and DOCKERS(R) product lines. The LEVI'S(R) Youth brand markets jeans and casual youthwear products for the 501(R), DOCKERS(R) and LITTLE LEVI'S(TM) product lines. The men's DOCKERS(R) brand organization manufactures and markets men's casual and dress slacks and men's knit and woven shirts under the DOCKERS(R) brand name and LEVI'S(R) ACTION and LEVI'S(R) TRAVELERS product lines. Both the women's and youth DOCKERS(R) brand markets casual sportswear under the DOCKERS(R) product line. BRITTANIA(R) Sportswear Ltd. manufactures and markets men's and women's jeans, tops and casual sportswear under the BRITTANIA(R) and BRITTGEAR(TM) labels.

The Company plans to launch the Slates(TM) brand in the Fall of 1996. This brand will add a third component to the Company's presence in the men's pants business by occupying a position between casual pants and tailored clothing and offering a younger attitude than traditional dress pants. The target market for this brand will be male consumers aged forty and over.

Record dollar sales were established for fiscal year 1995 to the LEVI'S(R) brand. The men's jeans business established record levels of unit and dollar sales, with favorable comparisons to prior year levels in all major product categories. Additionally, strong performance in LEVI'S(R) WOMEN'S jeans, the most successfully selling jeans in the junior market, contributed to the higher sales. Major areas of growth continue to be in basic jeans related products (Red Tab(TM) and Orange Tab(TM)), SilverTab(TM) products and shirts.

Sales of DOCKERS(R) brand increased in fiscal year 1995 as a result of the continued popularity of men's products in North America, specifically the wrinkle-resistant products. Offsetting these strong sales were the continued decreased sales of women's and youthwear products.

Fiscal year 1995 BRITTANIA(R) product sales decreased from fiscal year 1994. As demand for men's products has increased slightly, women's products have shown an overall slowdown in sales.

The Company and its largest competitor in the U.S. jeans market, VF Corporation, account for approximately one-half of the units sold in the U.S. jeans market. The Company believes that the combined brand share of its LEVI'S(R) and BRITTANIA(R) products in the U.S. jeans market is second only to the combined share of VF Corporation's four principal brands, Wrangler(R), Lee(R), Rustler(R) and Lee Riders(R). As a result of the changing retail environment, competition is also emerging from some of the Company's customers who have developed private-label products (e.g., Arizona Jean Company(R) brand by J.C. Penney Company, Inc. and Anchor Blue(R) brand by Miller's Outpost). In response to this retailer competition, the Company is seeking to strengthen relationships with its consumers by utilizing targeted consumer marketing, the popularity of Original Levi's Stores and maintaining a presence on the Internet.

The DOCKERS(R) brand has surpassed its traditional competitors, Haggar in particular, in market share. As these traditional competitors have begun to lose retail space, specialty stores, catalogs and fully integrated lines are presenting new competition for the DOCKERS(R) products. Further, import competition is more prevalent in the casual apparel market than in the jeans market. Apparel imports have generally lower labor costs and may exert downward pressure on prices of casual wear products. This situation is limited by U.S. trade policies that restrict apparel imports through quotas and tariffs.

The Company distributes its products through retail stores that satisfy its account selection criteria and sell directly to the retail consumer. The Company does not sell its first quality "in season" products to wholesalers, jobbers or distributors, and maintains a compliance program to enforce its distribution policy and to control unauthorized diversionary sales of its products. The principal channels of distribution of the Company's products are department stores, specialty stores and national chains, including the May Company, J.C. Penney, Mervyn's and Sears Roebuck & Co. The Company believes that industry leadership and brand strength of the Company's core products are maintained through the use of these traditional distribution channels. The Company distributes BRITTANIA(R) products principally through mass merchant channels, including Kmart Corporation and Target Stores.

In order to enhance the image and values of the LEVI'S(R) and DOCKERS(R) brands, the Company has begun implementation of a five-year plan to launch 100 Original Levi's Stores and 45 Dockers Shops at various locations throughout the U.S. Of the 100 Original Levi's Stores planned, 50 are to be established through a joint venture relationship with Designs, Inc., in which the Company has a 30% equity interest. This venture was established in January 1994. The Original Levi's Stores sell only LEVI'S(R) and DOCKERS(R) brand products and the Company believes that by managing these stores directly, management will learn the needs of both retailers and consumers. Premier "Flagship" stores will be operated only in key markets and locations most able to help the Company achieve its primary focus of maintaining a high brand image, such as downtown urban locations and selected high visibility regional malls. The Company plans to operate outlet stores dedicated to each brand in key outlet malls outside major markets.

The Company devotes substantial resources to advertising and marketing programs. In the United States, the Company advertises extensively on radio and television and in national publications as well as on billboards and other outdoor displays. It also participates in local co-operative advertising and visual merchandising programs under which the Company shares advertising costs with retailers.

In 1995, LEVI'S(R) brand launched a major 501(R) product line campaign entitled "501 Reasons" and continued several other advertising initiatives supporting womenswear and youthwear product lines as well as a new LEVI'S(R) brand trademark campaign. These campaigns continue the LEVI'S(R) brand's commitment to a strong consumer marketing focus.

During 1995 the DOCKERS(R) brand launched national, regional and outdoor advertising campaigns for men's, women's and youth DOCKERS(R) products, respectively. Specifically, in the Fall of 1995, the DOCKERS(R) brand launched its "Nice Pants" media campaign designed to create a consistent, younger image for the brand.

The Company is increasing its use of in-store "shop" presentations in which the Company influences the way its products are presented at the retail level. The Company assists retailers in displaying products in a manner intended to enhance the product's image and promote quality, and present a consistent brand message to the consumer.

INTERNATIONAL OPERATIONS
------------------------

The Company markets products in over 40 countries outside the U.S. and explores and evaluates new markets on an ongoing basis. Currently, the Company has the largest brand share and strongest brand image in virtually all of its established markets outside of the U.S. The success in these markets is attributed to the Company's brand image and reputation, the continuing focus on core jeans products and the quality of its retail distribution, including stores that sell only LEVI'S(R) products.

International demand for jeans is affected by a variety of factors that vary in importance in different countries, including socio-economic and political conditions such as consumer spending rates, unemployment, fiscal policies and inflation. While adjusting to the ongoing evolution in local markets around the world, the Company strives to adapt quickly to changing consumer preferences and to effectively communicate a consistent brand image. In many countries, jeans are generally perceived as a fashion item rather than a basic, functional product and, like most fashion apparel items, are higher-priced relative to the U.S. market.

Core denim jeans, especially the 501(R) family products, continue as key products in Europe and Canada. In Western Europe, mainly Germany, higher volumes and more favorable pricing strategies were realized in 1995. The U.K., Italy, Poland and Benelux also experienced favorable margins due to the strong demand for basic jeans products. In the Asia Pacific division, particularly in Japan, sales have increased during the current year due to that country's general economic recovery. However, this increase in Japan is also partially attributable to a higher number of closeouts. Sales in other Asia Pacific affiliates, namely the Philippines and Korea, have also increased. In Mexico, the LEVI'S(R) brand continues to be the market share leader with sales remaining stable in spite of the continuing recession. Brazil maintains the highest level of sales activity within the Company's

Latin America division. The Company entered the Argentina market in late 1995 and expects to further penetrate Latin America during 1996.

During 1995, strong performance for DOCKERS(R) was seen in most European markets, although Germany did not produce anticipated sales levels. The DOCKERS(R) line of products was launched in Japan and Australia during 1995, adding to the list of non-U.S. markets which currently offer DOCKERS(R), including several western European countries, the Philippines and Hong Kong.

Outside of the U.S., distribution differs from country to country due to variances in individual retail markets. In some regions the Company's primary customers are large chain retailers with centralized buying power. In other countries, the retail industry is comprised of numerous smaller, less centralized shops. Some non-U.S. customers are stores that sell only the Company's products and are independent of the Company. The Company also distributes to approximately 1,100 stores outside the U.S. that sell only LEVI'S(R) brand products. These stores are strategically positioned in prime locations around the world and offer a broad selection of premium LEVI'S(R) products using special retail fixtures and visual merchandising. Considering the increasingly competitive retail environment, the Company believes these stores are of strategic importance in enhancing the brand image of LEVI'S(R) products.

International advertising themes and strategies vary by country depending on the culture in each country, while maintaining consistency with the global positioning of the LEVI'S(R) brand. The Company launched the "Clayman" campaign, the Company's first global commercial, designed to communicate a consistent image for the LEVI'S(R) brand. The Company uses media and point of sale advertising outside the U.S. Additionally, the Company sponsors concerts and events.

GLOBAL SOURCING
---------------

Apparel manufacturing in less-developed countries continues to affect global apparel markets, including the U.S. market. These less-developed countries have lower labor costs, and in some cases, such as in the production of shirts, access to less expensive fabrics. The Company's U.S. owned and operated manufacturing base is trying to stay competitive in jeans production by achieving shorter lead-times, production flexibility, meeting production requirements through Alternative Manufacturing Systems and Field Redesign, focusing on quality and aggressive cost reduction and productivity improvement.

The Company's imports into the U.S. have significantly increased in the past seven years in response to overall sales growth in casual wear apparel. These products require more sewing and construction time and are, therefore, not as cost competitive when sourced from the Company's U.S. owned and operated facilities.

The Company has a few long-term contracts with certain of its manufacturing sources and competes with other companies for third-party production capacity and import quota capacity. Although the Company believes that it has established close relationships with its manufacturing sources, the Company's future success will depend in some measure upon its ability to maintain such relationships and, more broadly, to develop and implement a long-term sourcing plan.

The Company established its Global Sourcing Guidelines (GSG) to provide direction for selecting contractors and suppliers that provide labor and/or material utilized in the manufacturing and finishing of its products. These guidelines address issues that contractors and suppliers can control, for example, sharing the Company's ethical standards and commitment to the environment, providing workers with a safe and healthy work environment, maintaining fair employment practices and complying with legal requirements. The GSG also prohibits operating in countries that would have an adverse effect on global brand image or trademarks, expose employees or representatives to unreasonable risks, violate basic human rights, or threaten the Company's commercial interests due to political or social turmoil. The GSG possibly limits some of the Company's sourcing options as well as its access to certain lower cost production.

Textile trade policy of developed countries has increased the cost of importing apparel products produced in countries with lower labor costs through quotas and high tariffs. However, this protection of apparel manufacturers in developed countries, particularly the U.S., Canada, Australia, the European Free Trade Association countries and the European Union is gradually being reduced.

The General Agreement on Tariffs and Trade (GATT) Uruguay Round agreement was implemented on January 1, 1995. The major provision of the agreement which may impact the Company is the phase-out of the textile and apparel quota system, the Multifiber Arrangement (MFA). Most quotas will be eliminated after 10 years.

The North American Free Trade Agreement (NAFTA) was effective January 1, 1994. Quota and tariffs are being phased out on apparel products of North American origin over a six to seven year period. Tariffs on the Company's products produced in Mexico from U.S. fabric have had immediate duty-free and quota-free access to the U.S. market.

Trade legislation which may significantly impact the Company in 1996 would be the passage of NAFTA-like preferential tariffs for the Caribbean Basin countries (CBI countries). This "CBI Parity" Bill was introduced in Congress in 1995 but has been opposed by Unions and other groups. At this time, the future of this legislation is uncertain. If it were to pass Congress, the annual savings in Customs duties for the Company would be between $20 and $30 million per year.

SEASONALITY
-----------

The apparel industry in the United States has four selling seasons - Spring, Summer, Fall and Holiday. New styles, fabrics and colors are introduced on a regular basis, based on anticipated consumer preferences, and are timed to coincide with these retail selling seasons. Historically, seasonal selling schedules to retailers have preceded the related retail season by two to eight months. Outside the U.S., the apparel industry typically has two seasons - Spring and Fall. The Company's business is impacted by the general seasonal trends that are characteristic of the apparel industry.

EMPLOYEES
---------

LSAI employs approximately 36,500 people, a majority of whom are production workers. A substantial number of production workers are employed in plants where the Company has collective bargaining agreements with recognized labor unions. The Company considers its employees to be an important asset of the Company and believes that its relationships with employees are satisfactory.

                   CONSOLIDATED FINANCIAL RESULTS/PROJECTIONS
                   ------------------------------------------

REVIEW OF 1994 OPERATING RESULTS
--------------------------------

The Company achieved record dollar sales in 1994 of $6.1 billion, a 3% increase over 1993's levels. This increase was mostly the result of a 6% increase in average unit selling prices that offset a 3% decrease in unit sales.

U.S. dollar sales of $3.7 billion for 1994 were flat with the previous year due to a 5% increase in average unit selling prices that was offset by a 5% decrease in unit sales. Contributing to these results were record overall dollar and unit sales in the LEVI'S(R) brand product line. The U.S. LEVI'S(R) brand achieved record dollar sales for the LEVI'S(R) men, women and youth product lines. The DOCKERS(R) product line decrease reflected finishing capacity limitations during 1994 for wrinkle-free bottoms and the repositioning of the women's DOCKERS(R) product lines. In the U.S., the Company's top twenty-five retail customers currently account for approximately 66% of dollar sales, which represents a two percentage point increase over the previous two years.

Record dollar sales outside the U.S. of $2.4 billion for 1994 increased 8% over 1993, substantially due to record dollar and unit sales in the Europe division, which experienced significantly higher results in Italy and Germany. Dollar sales for the Asia Pacific division were flat compared to the prior year mostly due to the slow economic recovery, increased product competition (particularly private label) and a market shift to lower margin products, all occurring in Japan.

As a percent of sales, the 1994 gross profit percentage of 40% was two percentage points higher than 1993 and 1992. In dollars, 1994 gross profit increased 8% compared to the prior year period, primarily due to lower U.S. production costs and higher overall average unit selling prices. However, this was partially offset by the increased consumer demand for lower priced products. U.S. men's LEVI'S(R) produced a higher percentage of lower margin Orange Tab(TM) products and a lower percentage of certain higher margin SilverTab(TM) and 501(R) products compared to 1993. LSI continued to record higher gross profit as a percent of sales than LSNA, mostly due to higher overall average unit selling prices. Additionally, compared to LSNA, the non-LSI sells a greater proportion of higher margin denim bottoms. The 1994 gross margin percentage for LSNA was flat compared to 1993.

As a percent of sales, 1994 marketing, general and administrative expenses were one percentage point higher than 1993 and 1992 at 25%. Marketing, general and administrative expenses in dollars for 1994 increased 7% over 1993. This increase was mostly due to higher advertising, administrative, selling and information resource expenses.

Interest expense decreased 47% from 1993 primarily due to lower 1994 average debt balances. Cash flows from operations were used to reduce debt levels over the last two years, resulting in the lower average debt balances. The average interest rate was approximately 18% compared to 9% in 1993 and 10% in 1992. The increase in last year reflects the high interest markets of non-U.S. countries where most of the Company's debt resides. The average interest rate also reflects the negative impact of the Company's use of interest rate swap transactions (which were all terminated by the end of 1994) to hedge interest rate fluctuations.

Net income for 1994 was $321.0 million, a decrease of 35% from 1993. Contributing to 1994 net income were record sales, lower cost of goods sold, higher other operating income and lower interest expense. These favorable results were more than offset by the adoption of SFAS No. 106 and 109, higher marketing, general and administrative expenses and greater 1994 net foreign currency translation losses. Excluding the effects of adopting both SFAS Nos. 106 and 109, the Company would have achieved record net income results, exceeding 1993 net income by 11%.

RESULTS FOR THIRD QUARTER AND YEAR-TO-DATE - 1995
-------------------------------------------------

Record U.S. dollar sales of $1.1 billion and $2.9 billion for the current quarter and year-to-date increased 7% and 9%, respectively, over the prior year periods due to record unit sales. The women's and men's U.S. LEVI'S(R) brand product lines record results were attributable to increased sales for Red Tab(TM) products for juniors and Red Tab(TM) and Orange Tab(TM) products for men. Additionally, the men's DOCKERS(R) brand product line posted record year-to-date dollar sales reflecting the improved availability of wrinkle-resistant products.

Record international 1995 third quarter and year-to-date dollar sales of $635.6 million and $1.9 billion increased 14% and 13%, respectively, over the comparable periods of 1994 mostly due to record dollar and unit sales both in the Europe and Asia Pacific divisions. The strong performance in Europe reflects the positive effects of translation rates of certain European currencies to the U.S. dollar and the continuing demand for the Company's basic denim products, mainly the 501(R) family of products and other Red Tab(TM) products. The Asia Pacific division's improved results were mostly attributable to favorable translation rates of the Japanese Yen to the U.S. dollar and a third quarter 1995 unit sales increase of 15% (principally in Japan and Korea).

As a percent of sales, gross profit for both the current quarter and year-to-date increased two percentage points compared to the same 1994 periods mostly due to record unit sales, higher overall average unit selling prices and lower U.S. production costs.

U.S. production costs for the current quarter and year-to-date were lower than the prior year primarily due to greater utilization of production capacity at certain U.S. owned and operated facilities in 1995. Additionally, the Company's overall efforts directed at cost effectiveness have contributed to the lower production costs in the current year.

The international businesses continue to record higher gross profit as a percent of sales than businesses in the U.S., mostly due to higher overall average unit selling prices and a more favorable product mix; the international businesses sell a greater proportion of higher margin denim bottoms (predominantly 501(R) and Red Tab(TM) products). The international businesses outside the U.S. represented 49% of the Company's 1995 year-to-date profit contribution before corporate expenses and taxes, compared to 54% in 1994. The lower year-to-date 1995 percentage was primarily due to higher U.S. sales volume throughout the nine months of 1995 compared to 1994.

Marketing, general and administrative expenses, as a percentage of sales, for the current quarter and year-to-date were 25% and 26%, respectively, compared to 23% and 24%, respectively, for the prior year periods. In dollars, marketing, general and administrative expenses for the third quarter and year-to-date 1995 both increased 18% over the comparable 1994 periods. These increases were mostly due to higher administrative, advertising, selling and distribution expenses.

Current quarter and year-to-date interest expense decreased 17% and 26%, respectively, from the comparable periods of 1994 primarily due to lower average debt balances. Debt reductions after the third quarter of 1994 included the repayment and cancellation of dividend notes payable to Class L stockholders using cash flows from operations.

The increase in the 1995 third quarter and year-to-date provision for taxes compared to the prior year periods was primarily due to higher current quarter and year-to-date earnings. The effective tax rate for both the current quarter and year-to-date was 39% compared to 40% for the same periods of 1994. The one percentage point decrease was due to a change in the mix of U.S. and non-U.S. earnings and a decrease in taxes on the undistributed earnings of non-U.S. subsidiaries.

The Company has negotiated with U.S. and foreign tax authorities regarding a mutually acceptable agreement on foreign royalty payments. This Agreement has resulted in an approximate $100 million one-time reversal of previously recorded deferred taxes on unremitted foreign earnings. Accordingly, the 1995 effective tax rate would decrease approximately 11 percentage points compared to 1994.

Record year-to-date 1995 net income of $458.3 million increased $331.8 million from 1994 substantially due to strong 1995 business performance coupled with the effects of adopting Statement of Financial Accounting Standards (SFAS) No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" in 1994. Excluding the effects of adopting both SFAS Nos. 106 and SFAS No. 109 "Accounting for Income Taxes" in 1994, the Company's net income would have increased 26% over 1994 due to the same reasons noted above for the quarter.

FORECAST FOR 1996
-----------------

As of the Valuation Date, LSAI's sales for the fiscal year ended November 1996 are projected to be $7,414 million, an 11% increase over 1995. Net income is forecasted to be $559.1 million, a 12% decrease from the plan.

SUMMARY OVERVIEW OF LSAI'S OPERATING UNITS
------------------------------------------

LSNA: After strong results in 1995, management projects record levels of unit
-----
volume to continue in 1996. The core jeans business is expected to remain strong. The main factor driving LSAI's overall growth is the planned 20 million unit increase in LEVI'S(R) brand volume in the U.S. to a projected total volume of 185 million units. The 1996 plan also assumes the continued rise of the LEVI'S(R) for Women (LFW) business representing 10 million of LSNA's 20 million unit increase. LFW's 501(R) volume is projected to double to over four million units, related to the strong acceptance of the new global fit. In the LEVI'S(R) Youthwear area, 1996 volume is projected to increase almost 4 million units, or 13%. All other divisions expect 1996 volume to be higher than 1995, with the exception of DOCKERS(R). Total brand volume is expected to be down 4% in 1996 with decreases reflected in both DOCKERS(R) for Men and Youth. In other businesses, the Slates Brand(TM) launch is expected to add on 1 million units over what was sold in the Dress Dockers(R), Action Slacks(TM), and Levi's Travelers(TM) categories in 1995. The continued roll-out of original Levi's Stores and Dockers Shops accounts for over two million units in volume next year. Canada, Mexico, and BRITTANIA(R) volumes are all up marginally.

Total sales for LSNA are projected to increase 12% over 1995 to $4,814 million. Management earnings in 1996 are projected to fall 15% below 1995, largely due to expenses associated with CSSC. Excluding CSSC and workers compensation credits, operating earnings are expected to increase approximately 8% in 1996. The 20 million unit increase in LEVI'S(R) Brand volume is expected to be the chief contributor to this increase.

LSI: LSI plans modest increases in volume for 1996, projecting a 5% increase
----
over 1995 to 76 million units. No new market expansions are planned in Europe, so all European volume increases will come entirely from existing businesses. Increased competition in markets such as Germany, where VF Corp. has intensified its marketing efforts, has limited volume increases in Western Europe. Eastern Europe volumes are projected to increase 14%, reflecting solid performance in Poland, Prague, and Hungary. Europe DOCKERS(R) are planned to more than double 1995 unit volume at over 1 million units.

In the Asia Pacific region, LSI projects 4% growth in unit volume from both new and existing markets. The basic jeans market in Japan appears to have hit bottom with volume pick-up possible in 1996. New markets in Asia contribute over one half of the increased units, with double digit growth rates planned for South Korea and Taiwan. Volume in India is expected to double in 1996.

Total sales for LSI are expected to reach $2,600 million in 1996, an increase of 8%. Management earnings, however, are expected to decrease 2% to $534 million, due to increases in both advertising and CSI expenses.

                          ADJUSTMENTS TO PROJECTIONS
                          --------------------------

EXTRAORDINARY ITEMS/ACCOUNTING CHANGES
--------------------------------------

The principal statistic used in determining our valuation opinion of LSAI's common stock is projected net income from continuing operations. Therefore, Morgan Stanley adjusts LSAI's financial statements to exclude any non-recurring and extraordinary items, including charges related to changes in accounting method or adoption of new accounting rules (such as FAS 106 and FAS 109).

REORGANIZATION OF NORTH AMERICAN OPERATIONS: CSSC
-------------------------------------------------

LSAI is continuing the process of reorganizing and re-engineering its North American operations. Through this process, the Company expects to improve customer service, formulate stronger relationships with its retail customers and reduce the time it takes to develop products and fill customer orders. This reorganization will affect the Company's LEVI'S(R) and DOCKERS(R) U.S. distribution system, information system, product development process and sales process. This reorganization does not directly involve the Company's operations for BRITTANIA(R), Canada or Mexico.

LSAI is upgrading its national distribution network and regionally linking manufacturing, finishing and distribution facilities. This entails the modernization, reconfiguration and expansion of facilities, including purchases of new facilities and equipment. Since 1993 and over the next several years, the Company plans to incur total capital expenditures of over $400 million to support the new system. The Company is reserving in 1996 approximately $132 million pre-tax related to its CSSC initiative. This reserve includes charges for plant closures, severance expenses, the relocation of people and assets, systems upgrades and certain other expenses.

After extensive discussions with the management of LSAI regarding the nature of CSSC expenses and with internal Morgan Stanley professionals and external advisors (primarily equity research analysts and accountants), it is our opinion that a portion of the CSSC expenses which are one-time, transitional expenses should be added back to net income. This is based on the belief that extraordinary or non-recurring items are typically ignored in the valuation of securities. Accordingly, we have adjusted LSAI's 1996 projected net income forecast of $559.1 million by $39.2 million ($65 million pre-tax), which represents non-recurring CSSC expenses other than physical facility and systems upgrades. We have not adjusted net income for any expenses associated with LSI's customer services initiatives.

UPSIDE
------

In our due diligence sessions with management, LSAI identified several areas of potential upside to management's current 1996 full year forecast. In LSNA, management believes $25 million in pre-tax earnings upside could be realized through the sale of additional volume in the DOCKERS(R) and LEVIS(R) brands. Furthermore, reductions in LSNA operating expenses could lead to another $20 million in pre-tax earnings.

Management believes there is substantial upside potential for LSI in 1996. By reducing operating expenditures by 2%, pre-tax earnings could increase by $50 million. Potential additional volume of two million units could increase pre-tax earnings by another $30 million, bringing total LSI pre-tax upside to $80 million.

In sum, we have added a total of $125 million in pre-tax upside to management earnings for 1996 ($114 in net earnings). We believe that this is consistent with the type of adjustments that equity research analysts would make to LSAI's projected 1996 earnings estimates.

                               ECONOMIC OUTLOOK
                               ----------------

                (Source: Morgan Stanley's Economics Department)
                         -------------------------------------

UNITED STATES
-------------

With incoming data on final demands generally conforming to our expectations, and with the recent inventory report showing that this sector will be less of a drag on growth than earlier, we have left our above-consensus forecast of real GDP growth for the third quarter unchanged at 2.7%. In our opinion, the US economy accelerated in the third quarter rather than weakened as most analysts believe. In our view, the hard evidence of economic strength remains far more compelling than the anecdotal reports of an economy moving inexorably to the brink of premature recession. The housing sector is a case in point: home sales, new construction starts, and actual building outlays are all signs of an upturn in this key cyclical sector. Personal consumption is also showing signs of distinct improvement. Based on hard data through August as well as chain-store and motor-vehicle sales through September, we estimate that personal consumption expenditures increased about 3.5% in real terms for the third quarter of 1995, one full percentage point faster than in the first half of the year. With consumer demand accounting for two-thirds of the economy, this acceleration should contribute 0.7 percentage points more to real GDP in the second half of 1995 than it did over the past year. Such a moderate pick-up tells us that the consumer is responding more to income growth than to the so-called burden of excessive indebtedness.

The case for an accelerating real economy is also validated by improved trends in industrial production. At the end of the third quarter, this gauge already stood 4% (annual rate) above that of the second quarter, a sharp turnaround following the 2.4% annualized decline in the preceding quarter. This suggests that production is now in sync with the underlying pace of final demand. It also suggests that the bulk of the inventory correction may now be over.

On the inflation front, the news remains decidedly friendly. Although a weather-related pop in vegetable prices helped push the headline producer price index (PPI) up by 0.3% in September, its sharpest increase since January, this spike in food prices is likely to be reversed, putting a lid on overall PPI gains in the months ahead. Meanwhile, the core PPI remained well behaved, holding at just 2.1% on a year-on-year basis.

While we remain steadfast in our disinflation convictions, we do not believe that the cost compression of the second quarter of 1995 is sustainable. Indeed, after falling 1.1% in that period, we expect that until labor costs will increase at a more normal 1.7% rate in the third quarter, before moving up further to a 2.2% pace through mid-1996. Thus, we expect a more normal labor-cost trajectory, a confluence of cyclical forces that we believe will impart a small updrift to the CPI, which we forecast up 2.3% in 1996 compared with 2.9% increase in 1995.

As for the Fed, positive growth surprises and a skeptical view of the recent upbeat news on inflation are expected to keep monetary policy on hold through the rest of this year - a development that should come as a surprise to fixed income markets that are currently factoring in a 25-50 basis-point Fed easing over the next few months. In the end, the budget debate will probably be the wild card for the bond market in the second half of this year. While the near-religious fervor over multi-year deficit reduction seems to have fueled recent bullishness, we believe that such expectations are ripe for disappointment, as market participants finally realize that two thirds of the cuts should occur in the years 2000 to 2002. All in all, the bond bulls are due for a setback in our view. We expect yields to move forward to the 7% zone by year-end. The good news is that the persistently powerful forces of disinflation should act to limit any rise in inflation to the extent of any bond market correction.

--------------------------------------------------------------------------------------

                                  U.S. FORECAST SUMMARY
                                  ---------------------
                                      1994                1995E               1996E
                                  ------------       --------------       ------------
Real GDP                               4.1%                3.3%                2.8%
Inflation (CPI)                        2.6                 2.9                 3.2
Industrial Production Index            5.4                 3.6                 2.9
Capacity Utilization                  83.4                83.4                82.6
Corporate Profits (After-Tax)         11.3                 8.5                 4.5

                                           1995E                     1996E
                                  -----------------------    -------------------------
                                   QI    QII   QIII   QIV     QI    QII   QIII    QIV
                                  ----  ----   ----  ----    ----  ----   ----    ----
                                      (Sequential Quarterly Change at Annual Rates)
Real GDP                          2.7%  1.3%   4.2%  3.0%    2.5%  2.9%   2.7%    2.4%
Inflation (CPI)                   3.1   3.4    2.0   3.0     3.4   3.5    3.3     3.5
Unemployment Rate                 5.5   5.7    5.6   5.6     5.8   5.8    5.8     6.0
--------------------------------------------------------------------------------------

CANADA
------

After a 0.3% quarter-on-quarter drop in GDP growth in the second quarter of this year, and a possible decline in the third quarter, the pace of economic activity looks set to pick up as 1995 comes to a close. Exports appear to have rebounded during the summer, with lumber and industrial goods seeing stronger demand from the US, Europe and even Japan. With US growth having re-accelerated in the third quarter and expected to rise further in the fourth quarter, Canada's chances of a recovery in late 1995 and in 1996 now look bright indeed, in our view.

EUROPE
------

While economic activity was weak during the second quarter and while recent economic data releases have been soft in many countries, we do not believe that Europe's recovery is in danger of faltering. In the peripheral countries of Europe, solid gains resulting from earlier currency depreciations and interest rate cuts are expected to push growth ahead by 3.3% this year. However, policy tightening - both monetary and fiscal - by these countries to dampen demand and to fulfill the Maastricht deficit/GDP criteria are expected to slow growth to 2.9% in 1996, a still respectable and hardly recessionary growth rate.

If there are downside risks to our forecasts, they are in the core economies of Europe, which continue to experience the lagged effects of their earlier currency appreciation. The core also continue to struggle under tight budgets and a high rate of unemployment. We therefore forecast growth of about 2.3% this year and 2.5% next year in the core. While these may be disappointing and below our earlier forecasts, the core in our opinion is not slipping toward recession. Thus, we continue to believe that solid growth in the periphery, in Southeast Asia and the dollar-bloc countries will provide enough support for the core to keep Europe moving forward at a 2.7% pace for 1995 and 2.8% for 1996, both unchanged from last month. Recently released data have, however, continued to be soft, suggesting that the risks have begun to tilt toward the downside.

With moderate growth and wage demands held in check by high rates of unemployment, inflationary pressures in Europe, in our opinion, will be held at 3% in the current and coming year. In addition to being low and stable, we believe that Europe inflation will become increasingly convergent. With currencies in the periphery having stabilized or appreciated, inflation appears to be moderating from the pace seen in the first six months of this year. In the core, inflation should remain subdued, as commodity prices continue to edge lower, and as sluggish growth holds labor costs in check. In this low-inflation environment, the outlook for fixed-income assets appears bright, in our view, although underperformance can be expected in countries subject to political and fiscal uncertainties.

JAPAN
-----

Following an anaemic 0.5% expansion during the first two quarters of 1995, Japan's GDP growth appears to have decelerated further in the third quarter, as the impact of the year's overshooting in the spring and the financial sector crisis continue, to work their way through the economy. The government responded to these inflationary pressures by adopting a broad policy mix of deflationary measures: monetary and fiscal easing, central bank initiatives to push the yen lower, and an interim report on resolving the banks' bad debt problem. The ensuing rise of the stock market and the yen's depreciation in recent months have helped to ease the sense of despair somewhat, although the financial-sector crisis continues to loom. The weaker yen and the higher-than-expected fiscal package have compelled us to be more positive on Japan's growth in the years ahead.

NON-JAPAN ASIA
--------------

SOUTHEAST ASIA

The combination of the short-lived rise in the yen and the Southeast Asian monetary excesses of the last few years has produced the full-blooded climax to the extended and intensified business cycle of which we have warned for the last two years. For most Southeast Asia, Malaysia and Thailand in particular, the climax came during the second and third quarters, at precisely the time when OECD economies, and the US in particular, were undergoing what we believe to have been an inventory correction. Those three factors combined have resulted in trade and current account deficits higher than we had expected, particularly in Malaysia and Thailand, and we have adjusted our forecasts downward for this year and the next accordingly.

NORTHEAST ASIA

The story is very different in Northeast Asia, especially South Korea and Taiwan, where external balances and inflationary pressures have been more muted, auguring well for the life-span of these upswings. But, despite still very positive prospects for the dominant manufacturing and exporting sector, the lack of monetary follow-through could pose a threat to our forecast of sustained growth during 1996.

CHINA

The past quarter has seen China make good progress towards a soft landing, with RPI inflation declining to under 14%, which is well within the target of 15% set for the year. The softening of prices has been accompanied by a slackening in the pace of real GDP growth to 10.3% in the second quarter, down from 11.2% in the first quarter. As expected, the pace of export growth has cooled off in the past months, but the trade account was still in surplus to the tune of $28 billion at the end of August. Capital inflows, while more modest than in the first half of the year, were still very high, with the result that there has been sustained upward pressure on the renminbi. We expect export performance and GDP growth to slow down further in the last months of 1995 and in 1996. Inflation is expected to remain in the 13-15% range.

INDIA

The Reserve Bank of India (RBI) unveiled its credit policy for the second half of the current fiscal year. The most significant of the announced measures was the liberalization of interest rates on deposits with a maturity of more than two years. In principal, the partial liberalization of deposit rates should encourage competition between banks for recourse mobilization. While this credit policy clearly shows the government's determination to pursue financial sector reform, it does little to allay concerns regarding the resurgence of inflation. We expect inflation to accelerate in the coming months, as the economy picks up momentum on the back of a sharp resurgence in private investment demand and a higher-than-targeted fiscal deficit.

LATIN AMERICA
-------------

A much sharper-than-expected second-quarter decline in Mexico and a delayed reaction to tight money in Brazil has shifted the regional growth pattern once again in Latin America. We are paring our forecast of overall growth to a bare 0.7% from 1.1%. In 1996, we estimate growth of 2.9%, against our previous forecast of 2.8%. Regional inflation is the beneficiary of this decline in growth, as we expect that lower Brazilian inflation will bring it down to 39.1% from 45.6% in 1995 and to 16.7% from 27.2% in 1996. The amount of red ink in the regional current balance of payments will be reduced as well, in our view. Our basic outlook for the region is unchanged: Mexico's recession should end in the first quarter of next year; lower growth will likely help reforms and inflation in Brazil; and the Andean countries, except Venezuela, should show strong growth prospects through 1996.

-----------------------------------------------------------------------

                     INTERNATIONAL FORECAST SUMMARY
                     ------------------------------

                        REAL GDP GROWTH             CPI INFLATION
                     ----------------------   ------------------------
                      1994   1995E   1996E     1994    1995E    1996E
                     ------ ------- -------   ------  -------  -------

EUROPE                2.7%    2.8%    2.8%      2.8%    3.1%     3.0%
France                2.9     2.9     2.7       1.7     1.9      2.3
Germany               2.3     2.1     2.4       3.0     2.2      2.1
Italy                 2.2     3.1     2.9       3.9     5.2      4.7
United Kingdom        3.8     3.0     3.6       2.5     3.5      3.4
Austria               2.6     2.4     2.6       3.0     2.3      2.2
Belgium               2.2     2.2     2.5       2.4     1.6      1.9
Denmark               4.4     3.6     2.9       2.0     2.1      2.5
Finland               3.9     5.0     3.8       1.1     1.2      2.6
Netherlands           2.5     2.3     2.5       2.8     2.2      2.1
Norway                5.1     4.6     3.5       1.4     2.6      2.4
Spain                 2.0     3.2     3.0       4.7     4.9      4.5
Sweden                2.0     3.8     2.6       2.2     2.9      2.7
Switzerland           1.3     1.6     2.0       0.8     1.8      2.0

JAPAN                 0.6%    0.3%    1.4%      0.6%   -0.3%     0.0%

NON-JAPAN ASIA        8.3%    8.3%    7.7%     12.9%   10.1%     9.4%

LATIN AMERICA         5.0%    1.4%    3.2%    837.2%   44.6%    23.4%

LATIN AMERICA                                  16.4    28.5     24.9
(EXCL. BRAZIL)
Mexico                4.5     0.7     2.3       7.0    34.3     24.7
Argentina             7.4    -5.0     0.0       4.2     1.7     -2.8
Brazil                5.8    -1.0     4.5     2,502.9  77.3     20.3
Chile                 4.2     5.2     6.0      11.4     7.9      7.7
Colombia              5.7     7.0     4.5      22.0    22.1     18.8
Peru                 12.7     5.0     5.0      23.7    11.4     10.4
Venezuela            -3.3    -0.4     0.5      60.8    61.8     75.3
-----------------------------------------------------------------------

                         SECURITIES MARKET ENVIRONMENT
                         -----------------------------

In 1995, the major market indices have reached record levels. The Dow Jones Industrial Average, which broke through the 4,000 level on February 23, has continued to climb steadily closing at 5074.5 on November 30, 1995. The index is up 16.1% since the May 26, 1995 valuation and 32.3% since the beginning of the year. This appears largely a result of the economy's soft landing, modest inflation and the expectation that the Fed will continue to ease interest rates. Solid corporate profits for the first three quarters of 1995 have also been a driver behind the recent gains. The market, however, has begun to exhibit short-term volatility, as uncertainty mounts over valuations in the technology sector and the possibility of a budget compromise. Investors are closely watching the outcome of the current budget debate and its implications for the bond market.

Similar to the equity markets, the bond market has rallied strongly over the last six months, with long-term interest rates having fallen to their lowest levels in over two years. Since May 1995, the yield on the 10-year treasury has declined over 130 basis points. Some investors feel the bond market has over-reacted and may soon be ripe for a correction.

                           APPAREL INDUSTRY OVERVIEW
                           -------------------------

The apparel industry, for the most part, consists of brand-name marketers who must be able to maintain consumers' attention and provide value and innovation, and private label businesses who compete on price. Certain cyclical, demographic and consumer preference trends recently have steered demand away from traditional branded products in late 1994 and 1995, except in footwear, which has done exceptionally well. Concurrently, private label products have continued to do well-although many private labels are really house brands.

Brand-name marketers, such as Liz Claiborne, Nike and Gap, advertise directly to the consumer to maintain a distinct image with shoppers since these entities charge higher prices for their clothing. Often, these brand-name producers look to outside contractors to produce garments based on their specifications, in effect, giving up the potential profits of manufacturing to invest their capital in marketing.

Private label manufacturers produce basic goods, such as men's work pants, which have steady orders through the year, but with relatively low profit margins. These producers, competing in an international market, are under considerable competitive pressure from producers in other countries with labor cost advantages, usually the major expense in this segment. In addition, basic goods producers have little leverage with their major retail clients.

A third category, in-house private label, has grown dramatically in recent years. An example is J.C. Penny's Arizona brand of jeans. The in-house private label brands are competitively priced versus more established brands thus consumers perceive they are buying a brand name at a value price. These "brands" are expected to continue to do well as long as consumers are value-oriented.

Demographic trends have begun to work against the apparel industry. The largest buyer of apparel, women aged 25-34, have begun to decline as a percentage of the work force. Demand has also declined as the baby boomers have aged and become more value conscious and less fashion-trend driven. However, there has been a baby boomlet, which has increased the number of persons under the age of 15. This has and should continue to help children's wear makers for the next five years. In addition, the trend to casual Fridays in the work place is helping providers of casual wear, including Gap, DOCKERS(R) and others.

Industry trends indicate that larger players have an advantage. As retailing continues to consolidate, only bigger manufacturers are able to commit to the large orders from these major chains. Also, retailers are increasingly demanding that their suppliers provide "quick response" and "just-in-time" deliveries. In response, garment manufacturers have had to invest heavily in computer equipment that directly links them to their retail accounts.
Production strategies must be able to adjust quickly and many manufacturers will likely have to carry more inventory risk in the future in order to accommodate short delivery dates. Larger players will have the necessary capital to invest in these changes. In addition, global sourcing is becoming a necessity in order to compete as margins erode. Only the larger players have the ability to source efficiently on a global basis.

With limited prospects for domestic growth, many companies are looking for opportunities abroad to grow sales. For fashion merchandise, the market penetration could be limited since tastes in fashion apparel differ from one country to the next. However, basic clothing such as fleecewear, jeans, and T-shirts, however, could have a large international market. American basics are popular in Europe and Asia. Many brand-name basic products are currently being built into major international franchises, similar to what Nike has done. Some manufacturers of basic apparel, including VF Corp., Russell Corp., and Fruit of the Loom, already have plants in Europe and derive a substantial portion of their sales from overseas.

Recent earnings comparisons of leading publicly traded apparel companies show that some companies have fared better than others during the past six months. Denim, denim jeans, men's apparel, fleece, T-shirts and athletic footwear segments have all done well relative to the more fashion-oriented segments. Basic apparel makers, such as VF Corp., Russell Corp., and Fruit of the Loom, reported mixed results for 1995. Liz Claiborne and other manufacturers of women's brand name apparel sold through department and specialty stores, experienced moderate earnings declines from last year as women's apparel sales have remained weak.

Apparel analysts are expecting relatively weak results for the industry as a whole in the near term. Eroding margins due to increasing raw material prices (cotton and polyester) and the inability to pass on these price increases due to sluggish consumer demand will equate to flat earnings growth for the year. The standouts will be athletic footwear manufacturers and certain niche players, such as Nike and Russell Corp., which continue to have strong growth prospects both domestically and overseas.

STOCK PRICE PERFORMANCE OF SELECTED APPAREL COMPANIES
-----------------------------------------------------

The selected comparable apparel companies have divided into two camps over the past six months. Gap, Liz and Nike have shown dramatic gains (31%, 62% and 48%, respectively) as they have differentiated themselves from the pack in terms of brand appeal, market dominance and growth prospects. Fruit of the Loom, Reebok and Russell have significantly underperformed the market, posting share price declines over this period. VF Corp. has remained flat due to lower projected earnings and announced restructuring plans.

                         LEVI STRAUSS ASSOCIATES INC.
--------------------------------------------------------------------------------
                               Valuation Summary
                        ($MM except per share amounts)

         ----------------------------------------------------------
           Aggregate Value/(1)/                         $9,133
           Equity Value                                 10,103
           Equity Value Per Share/(2)/                     189
         ----------------------------------------------------------
         ----------------------------------------------------------
           Multiple of 1995E:
                Net Income ($635)/(3)/                   15.9x
                EBIT ($1,006)/(4)/                        9.1
                EBDIT ($1,108)/(5)/                       8.2
         ----------------------------------------------------------
         ----------------------------------------------------------
           Multiple of 1996E:
                Net Income ($673)/(6)/                   15.0x
                EBIT ($1,019)/(4)/                        9.0
                EBDIT ($1,126)/(5)/                       8.1
         ----------------------------------------------------------

Notes:  (1) Aggregate value equals Equity Value plus Net Debt.
        (2) Based on 53.3MM fully-diluted shares outstanding.
        (3) Excludes after-tax accounts of $44.9MM for CSSC expenses, $13.9MM for CSI expenses, $100MM for tax settlements, and $20MM for workers compensation.
        (4) Earnings before interest and taxes.
        (5) Earnings before depreciation, amortization, interest, and taxes.
        (6) Includes estimated after-tax upside of $75.3MM and excludes $39.2MM of after-tax CSSC expenses.

                         LEVI STRAUSS ASSOCIATES INC.
--------------------------------------------------------------------------------
             Comparable Company Price, Earnings and P/E Multiples


                                     1996
                                     ----

                           ----------------------------------------       ---------------------------------
                                         Stock Price                                 1996E EPS (1)
                           ----------------------------------------       ---------------------------------
      Company               05/26/95       11/30/95     % Change(3)        5/95       11/95     % Change(3)
--------------------       ---------       --------     -----------       --------  ---------   -----------

Fruit of the Loom              $27.00         $19.38      (28.2) %          $2.59      $1.73      (33.1) %
Gap Inc.                        34.50          45.25       31.2              2.68       2.58       (3.7)
Liz Claiborne                   18.13          29.38       62.1              1.64       1.76        7.5
Nike, Inc.                      39.19 (2)      58.00       48.0              3.16 (2)   3.72       17.5
Reebok                          32.63          26.13      (19.9)             3.57       3.10      (13.2)
Russell Corp.                   28.63          26.63       (7.0)             2.52       1.86      (26.1)
VF Corp.                        52.13          52.00       (0.2)             5.01       4.56       (9.0)
                                                      ---------                               ---------
                                                           17.6  %                                 (7.8)  %
                           ----------------------------------------      ----------------------------------


                           ----------------------------------------      ----------------------------------
Levi Strauss(4)                 $157            $189       20.6 %              NA     $12.63         NA
                           ----------------------------------------      ----------------------------------

                            -------------------------------------
                                          1996E P/E
                            -------------------------------------
      Company                05/26/95    11/30/95(3)  % Change(3)
--------------------        -----------  -----------  -----------

Fruit of the Loom                10.4 x     11.2 x         7.3 %
Gap Inc.                         12.9       17.5          36.2
Liz Claiborne                    11.1       16.7          50.7
Nike, Inc.                       12.4       15.6          26.0
Reebok                            9.1        8.4          (7.8)
Russell Corp.                    11.4       14.3          25.9
VF Corp.                         10.4       11.4           9.6
                            ---------    -------      --------
                                 11.1 x     14.5 x        26.0 %
                            -------------------------------------


                            -------------------------------------
Levi Strauss(4)                    NA x     15.0 x          NA
                            -------------------------------------

                                     1995
                                     ----

                           -----------------------------------------      ---------------------------------
                                         Stock Price                                 1996E EPS (1)
                           ----------------------------------------       ---------------------------------
      Company               05/26/95       11/30/95     % Change(3)        5/95       11/95     % Change(3)
--------------------       ---------       --------     -----------       --------  ---------   -----------

Fruit of the Loom              $27.00         $19.38      (28.2) %          $2.10      $1.14      (45.4) %
Gap Inc.                        34.50          45.25       31.2              2.33       2.24       (3.6)
Liz Claiborne                   18.13          29.38       62.1              1.48       1.53        3.1
Nike, Inc.                      39.19 (2)      58.00       48.0              2.77 (2)   3.10       11.9
Reebok                          32.63          26.13      (19.9)             3.19       2.76      (13.2)
Russell Corp.                   28.63          26.63       (7.0)             2.18       1.38      (36.6)
VF Corp.                        52.13          52.00       (0.2)             4.52       4.10       (9.3)
                                                      ---------                               ---------
                                                           17.6  %                                (13.3)  %
                           ----------------------------------------       ---------------------------------


                           ----------------------------------------       ---------------------------------
Levi Strauss(4)                  $157           $189       20.6 %          $11.84     $11.95        0.9 %
                           ----------------------------------------       ---------------------------------

                            -------------------------------------
                                          1996E P/E
                            -------------------------------------
      Company                05/26/95    11/30/95(3)  % Change(3)
--------------------        -----------  --------     -----------

Fruit of the Loom                12.9 x      16.9 x     31.5 %
Gap Inc.                         14.8        20.2       36.0
Liz Claiborne                    12.2        19.2       57.2
Nike, Inc.                       14.1        18.7       32.3
Reebok                           10.2         9.5       (7.7)
Russell Corp.                    13.1        19.3       46.7
VF Corp.                         11.5        12.7       10.0 %
                            ----------   ---------    -------

                                 12.7 x      17.8 x     35.6 %
                            -------------------------------------


                            -------------------------------------
Levi Strauss(4)                  13.3 x      15.9 x     19.6 %
                            -------------------------------------

Notes:
-------------------------------------------------------------------------------
(1) EPS estimates are from L/B/E/S are as of 5/27/95 and 11/24/95.
    Estimates have been calendarized to a November fiscal year end.
(2) Adjusted for two-for-one stock split.
(3) Reebok excluded from mean.
(4) See "Analysis of Historical Results and Projections" Exhibit for detail of LSAI EPS calculations.

                          LEVI STRAUSS ASSOCIATES INC.
--------------------------------------------------------------------------------
                   Historical Comparison Of Operations/(1)/


                                 Sales Growth

   1991-1995E CAGR                                     1993-1995E CAGR
   ---------------                                     ---------------

   VFC      14.5%                                      GPS       14.2%
   GPS      13.9%                                      FTL       13.2%
   NKE      10.8%                                      RML       12.5%
   FTL      10.5%                                      NKE       10.0%
   RML      10.1%                                      RBK        8.9%
   LSAI      7.3%                                      VFC        8.6%
   RBK       5.5%                                      LSAI       6.5%
   LIZ       0.5%                                      LIZ       (3.0%)

                               Net Income Growth

   1991-1995E CAGR                                     1993-1995E CAGR
   ---------------                                     ---------------

   LSAI     15.0%                                      GPS      14.0%
   GPS      12.5%                                      LSAI     13.6%
   VFC      12.2%                                      NKE       4.6%
   NKE       5.8%                                      VFC       4.0%
   RBK      (0.7%)                                     LIZ      (2.0%)
   RML      (2.3%)                                     RBK      (3.0%)
   FTL     (13.6%)                                     RML     (16.4%)
   LIZ     (18.1%)                                     FTL     (29.5%)


Note: (1) Projections from Morgan Stanley Research estimates (FTL from Value
Line).

                          LEVI STRAUSS ASSOCIATES INC.
--------------------------------------------------------------------------------
                        Comparison Of Operations/(1)/


Projected Sales Growth                   Projected Net Income Growth
   1996E/1995E                                 1996E/1995E
----------------------                   ---------------------------

   GPS    17.1%                                 FTL     51.0%
   NKE    13.7%                                 RML     34.7%
   VFC    11.8%                                 NKE     19.8%
   LSAI   11.0%                                 GPS     15.2%
   RML     8.7%                                 LIZ     15.1%
   RBK     7.3%                                 RBK     12.1%
   LIZ     7.0%                                 VFC     11.2%
   FTL     7.0%                                 LSAI     5.7%


  1996E EBIT Margin                        1996E Net Income Margin
---------------------                    ---------------------------

   NKE    13.9%                                 LSAI     9.1%
   LSAI   13.7%                                 NKE      8.3%
   GPS    12.5%                                 GPS      7.8%
   FTL    12.0%                                 RBK      6.2%
   RML    11.3%                                 LIZ      6.0%
   RBK    10.5%                                 RML      5.8%
   VFC    10.3%                                 VFC      5.3%
   LIZ     9.2%                                 FTL      4.6%


Note: (1) Projections from Morgan Stanley Research estimates (FTL from Value
Line).

                          LEVI STRAUSS ASSOCIATES INC.
--------------------------------------------------------------------------------
                             Valuation Parameters


   Multiple                               Price per Share
   --------                               ---------------

17.5x (1996E EPS(1) - GPS)                      $221

17.8x (1996E EPS(2) - Mean)                     $213

16.7x (1996E EPS(1) - LIZ)                      $211

15.6x (1996E EPS(1) - NKE)                      $197

15.0x (1996E EPS(1))                            $189

14.5x (1996E EPS(1)(4) - Mean)                  $183

14.3x (1996E EPS(1) - RML)                      $181

15.0x (1996E EPS(3) - No upside)                $168

11.4x (1996E EPS(1) - VFC)                      $144

11.2x (1996E EPS(1) - FTL)                      $142

8.4x (1996E EPS(1) - RBK)                       $107


Notes:(1) Assumes Levi's 1996 estimated net income is $12.63 per share based on 53.3MM full diluted shares outstanding. Includes $73.3MM of after-tax upside and excludes after-tax CSSC expenses of $39.2MM.
      (2) Based on Levi's 1995E EPS and mean P/E multiple of 17.8x (excludes Reebok).
      (3) Excludes $75.3MM of after-tax upside applied to 1996E net income.
      (4) Reebok excluded from mean P/E calculation.

                          LEVI STRAUSS ASSOCIATES INC.
--------------------------------------------------------------------------------
           Summary of Historical Equity Value and Projected Earnings/(1)/

                                 ($ Millions)


       Multiple of
       Estimated Net  Share       Equity Value     Projected Earnings
Date   Income         Price(2)    (in millions)    (in millions)(1)
----   -------------  --------    -------------    ------------------

9/90    11.4x            $42       $2,626               $260

11/90    8.7x            $37       $2,305               $295

2/91    13.5x            $51       $3,178               $259

5/91    13.9x            $74       $3,874               $298

11/91   14.3x            $84       $4,455               $330

5/92    16.0x           $122       $6,473               $405

11/92   15.8x           $119       $6,292               $399

5/93    15.2x           $138       $7,312               $480

11/93   13.8x           $114       $6,094               $439

5/94    13.2x           $129       $6,859               $520

11/94   12.7x           $134       $7,125               $562

5/95    13.3x           $157       $8,358               $630

12/95   15.0x           $189      $10,103               $674


Notes: (1) For 9/90 - 11/91, defined as Adjusted Net income; includes 75% of projected acquisition expense and excludes preferred dividends. For 5/92, 11/92, 5/93, 11/93, 5/94, 11/94, 5/95 and 12/95 defined as Net income before extraordinary items.
       (2) Based on 62.2MM fully diluted shares outstanding for 9/90; 62.3MM fully diluted shares outstanding for 11/90 and 2/91; 52.4MM fully diluted shares outstanding for 5/91; 53.0MM outstanding for 11/91; 53.1MM outstanding for 5/92; 52.9MM for 11/92; 53.0MM for 5/93;
            53.1MM for 11/93, 5/94 and 11/94, 53.2MM for 5/95 and 53.3MM for
            12/95.

                         LEVI STRAUSS ASSOCIATES INC.
--------------------------------------------------------------------------------
                ANALYSIS OF HISTORICAL RESULTS AND PROJECTIONS
                                 ($ MILLIONS)

---------------------------
     INCOME STATEMENT
---------------------------

                                                                  1992            1993              1994           1995
                                                              ------------    ------------      -------------   ------------
Sales                                                           $5,570.3         $5,892.5          $6,074.3       $6,678.7
   % Growth                                                                          5.8%              3.1%          10.0%
Cost of Goods Sold                                               3,431.5          3,638.2           3,632.4        3,959.5
                                                              ------------    ------------      -------------   ------------
Gross Profit                                                    $2,138.8         $2,254.3          $2,441.9       $2,719.2
   % Sales                                                         38.4%            38.3%             40.2%          40.7%
Selling, General and Administrative                             $1,309.4         $1,394.2          $1,493.2       $1,669.7
   % Sales                                                         23.5%            23.7%             24.6%          25.0%
Other Operating Expense (Income)                                   152.1              8.4             (20.5)          43.6
                                                              ------------    ------------      ------------   ------------

EBIT                                                              $677.4           $851.7            $969.1        $1,005.9
   % Sales                                                         12.2%            14.5%             16.0%           15.1%

Stock Option Charge                                                158.0              0.0               0.0             0.0
CSSC Expenses                                                        4.6             40.1              32.3            71.6
CSI Expenses                                                         0.0              0.0               6.1            23.5
                                                              ------------    ------------      ------------    ------------

Adjusted EBIT                                                     $840.0           $891.8          $1,007.5        $1,101.0
   % Sales                                                         15.1%            15.1%             16.6%           16.5%

Net Interest (Income)                                               53.3             37.1              19.8           (44.0)
Other Expense (Income)                                              (7.5)           (16.7)             18.4            23.5
                                                              ------------    ------------      ------------    ------------
EBT                                                               $631.6           $831.3            $930.9        $1,026.4

Taxes                                                              270.7            338.9             373.3           292.6
   Marginal Tax Rate                                               42.9%            40.8%             40.1%           28.5%
Extraordinary Items                                                  0.0              0.0            (236.5)            0.0
                                                              ------------    ------------      ------------    ------------
Net Income                                                        $360.8           $492.4            $321.1          $733.8
   % Growth                                                                         36.5%            -34.8%          128.5%

Accounting Adjustments                                               0.0              0.0             236.5             0.0
Stock Compensation Charge                                          115.0              0.0               9.7             0.0
Workers Compensation                                                 0.0              0.0               0.0           (57.3)
Tax Settlement                                                       0.0              0.0               0.0          (100.0)
CSI Expense                                                          0.0              0.0               0.0            13.9
CSSC Expense                                                         0.0              0.0               0.0            44.9
                                                             ------------     ------------      ------------    ------------
Net Income Excluding Extraordinary Items                          $475.8           $492.4            $567.3          $635.3
Preferred Dividends                                                  1.9              0.0               0.0             0.0
                                                             ------------     ------------      ------------    ------------
Net Income to Common Shareholders                                 $473.9           $492.4            $567.3          $635.3
   % Growth                                                                          3.9%             15.2%           12.0%

Net Income per share                                               $9.13            $9.29            $10.68          $11.95
   % Growth                                                                          1.8%             14.9%           11.9%

Average Common Shares Outstanding (mm)                              51.9             53.0              53.1            53.2

Other Statistics:
Depreciation/Amortization                                          $97.4           $111.8            $115.0          $101.9
EBDIT                                                              774.8            963.6           1,084.1         1,107.8
   % Sales                                                         13.9%            16.4%             17.8%           16.6%

                                                                             1996E                               % Change
                                                        ------------------------------------------  -------------------------------
                                                         Dec '95 s.       MS              MS          MS Frcst        MS Frcst v
                                                         Forecastcst  Adjustments (m)  Forecast     vs. 95Actuals    vs. Dec Frcst
                                                        ------------- ---------------  -----------  ---------------  --------------
Sales                                                       $7,414.6                     $7,414.6            11.0%            0.0%
   % Growth                                                    11.0%                        11.0%
Cost of Goods Sold                                           4,489.8                      4,489.8
                                                        ------------- ---------------  -----------
Gross Profit                                                $2,924.8                     $2,924.8
   % Sales                                                     39.4%                        39.4%
Selling, General and Administrativ                          $2,009.4                      2,009.4
   % Sales                                                     27.1%                        27.1%
Other Operating Expense (Income)                                21.5                       (103.5)
                                                        ------------- ---------------  -----------

EBIT                                                          $894.0       $125.0        $1,019.0             1.3%           14.0%
   % Sales                                                     12.1%                        13.7%

Stock Option Charge                                              0.0                          0.0
CSSC Expenses                                                  132.0                        132.0
CSI Expenses                                                    61.6                         61.6
                                                        ------------- ---------------  -----------

Adjusted EBIT                                               $1,087.6                     $1,212.6            10.1%           11.5%
   % Sales                                                     14.7%                        16.4%

Net Interest (Income)                                          (59.1)                       (59.1)
Other Expense (Income)                                          24.9                         24.9
                                                        ------------- ---------------  -----------
EBT                                                           $928.2                     $1,053.2             2.6%           13.5%

Taxes                                                          369.1         49.7           418.8
   Marginal Tax Rate                                           39.8%                        39.8%
Extraordinary Items                                              0.0                          0.0
                                                        ------------- ---------------  -----------
Net Income                                                    $559.1        $75.3          $634.4           -13.5%           13.5%
   % Growth                                                   -23.8%                       -13.5%

Accounting Adjustments                                           0.0          0.0             0.0
Stock Compensation Charge                                        0.0          0.0             0.0
Workers Compensation                                             0.0          0.0             0.0
Tax Settlement                                                   0.0          0.0             0.0
CSI Expense                                                      0.0          0.0             0.0
CSSC Expense                                                     0.0         39.2(2)         39.2
                                                        ------------- ---------------  -----------
Net Income Excluding Extraordinary                            $559.1                       $573.6             6.0%           20.5%
Preferred Dividends                                              0.0                          0.0
                                                        ------------- ---------------  -----------
Net Income to Common Shareholders                             $559.1       $114.5          $673.6             6.0%           20.5%
   % Growth                                                   -12.0%                         6.0%

Net Income per share                                          $10.48       $2.15           $12.63             5.7%           20.5%
   % Growth                                                   -12.3%                         5.7%

Average Common Shares Outstanding                               53.3                         53.3

Other Statistics:
Depreciation/Amortization                                     $107.3                      $107.3
EBDIT                                                        1,001.3       125.0         1,126.3              1.7%           12.5%
   % Sales                                                     13.5%                       15.2%


Notes:
--------------------------------------------------------------------------------
(1) Includes $125MM in pre-tax upside adjustments allocated as follows $25MM for higher potential volume in Dockerss and Levis, $50MM for potential decreases in LSI operating expenditures, $30MM for higher potential LSI volume, and $20MM for potential decreases in LSNA operating expenses.
(2) Represents pre-tax CSSC add-back of $65MM (49.2% of total CSSC expenses of $132MM). None of $61.6MM in CSI expenses has been added back.

                          LEVI STRAUSS ASSOCIATES INC.
--------------------------------------------------------------------------------
               Relative Price Performance of Comparable Companies

                       May 26, 1995 to November 30 1995

           Fruit of              Liz
           the Loom  The Gap  Claiborne  Nike   Reebok  Russell  VF Corp.
           --------  -------  ---------  -----  ------  -------  --------
             FTL       GPS       LIZ      NKE     RBK     RML       VFC
26-May-95  100.0     100.0    100.0      100.0  100.0   100.0    100.0
29-May-95  100.0     100.0    100.0      100.0  100.0   100.0    100.0
30-May-95   98.1      98.6     97.9       99.5  100.4   100.0    101.0
31-May-95   98.6      99.6     97.9      100.6  102.7   101.3    102.2
01-Jun-95   97.2      97.5     97.9      100.5  103.8   100.0    101.2
02-Jun-95   97.2      96.4     97.9      102.4  106.5    99.6    100.2
05-Jun-95   96.8      99.3    100.0      100.8  108.0   100.4     99.3
06-Jun-95   99.1      98.2    100.7      100.8  107.3    99.6    100.2
07-Jun-95   98.1      98.6     99.3      102.2  106.9    99.6    100.2
08-Jun-95   98.1     102.2     98.6      101.6  107.3   100.0    100.0
09-Jun-95   98.6     103.3     98.6      101.8  107.7    97.8     99.5
12-Jun-95  100.5     106.5    100.7      105.1  110.3    97.8    101.0
13-Jun-95   87.5     106.9    102.8      104.8  110.0    96.9    101.4
14-Jun-95   85.2     105.8    103.4      104.0  108.4    95.2    100.7
15-Jun-95   82.4     103.3    106.2      106.4  108.8    95.2     99.8
16-Jun-95   81.5     104.3    106.9      107.7  108.8    96.9    100.2
19-Jun-95   79.6     103.3    104.8      109.1  109.6    95.2    100.2
20-Jun-95   80.6     102.9    106.9      107.2  108.8    96.9    101.2
21-Jun-95   77.8     102.5    112.4      107.2  107.3    97.4    101.0
22-Jun-95   77.3     102.2    113.1      108.6  108.0    99.1    102.2
23-Jun-95   76.9     101.4    111.0      107.5  106.5    97.8    100.7
26-Jun-95   76.4      99.3    113.1      106.9  106.1    96.5    100.2
27-Jun-95   75.0     101.1    113.8      105.6  104.6    97.4    100.7
28-Jun-95   75.5     101.8    114.5      106.2  104.2    99.6    101.2
29-Jun-95   78.2     102.9    113.8      106.5  104.2    99.6    102.6
30-Jun-95   78.2     101.1    117.2      107.2  104.2   100.4    103.1
03-Jul-95   77.8     103.6    116.6      107.2  104.6    99.6    103.8
04-Jul-95   77.8     103.6    116.6      107.2  104.6    99.6    103.8
05-Jul-95   78.2     105.8    122.1      107.7  106.1   100.0    104.6
06-Jul-95   77.8      99.3    120.0      109.4  108.4   101.3    103.8
07-Jul-95   79.2     100.7    124.8      109.1  108.4   103.1    104.1
10-Jul-95   81.0     100.4    132.4      111.0  108.8   101.7    105.5
11-Jul-95   81.5      98.9    126.9      111.2  109.6   102.6    105.5
12-Jul-95   81.5      98.9    124.1      109.3  109.2   101.7    105.3
13-Jul-95   81.0      98.6    127.6      110.0  107.3    99.6    104.8
14-Jul-95   81.0      98.6    128.3      110.7  107.7   100.0    105.3
17-Jul-95   81.5     101.4    128.3      111.3  105.7    99.1    105.0
18-Jul-95   80.6     101.1    131.0      110.0  105.0    97.4    104.8
19-Jul-95   81.5     100.7    126.9      107.0  103.1    96.1    104.8
20-Jul-95   83.3     106.9    124.8      109.4  105.4    94.8    105.0
21-Jul-95   82.9     105.1    125.5      109.6  104.6    95.6    106.0
24-Jul-95   83.3     104.0    129.7      110.4  106.1    97.8    107.0
25-Jul-95   83.3     102.9    128.3      112.1  106.5    98.3    106.2
26-Jul-95   84.7     102.9    125.5      113.4  107.3    98.3    106.5
27-Jul-95   85.6     102.9    127.6      115.9  111.9   100.4    107.4
28-Jul-95   85.6     102.9    126.9      116.9  111.5   100.0    106.5
31-Jul-95   85.6     101.1    126.2      115.3  110.0    98.7    106.0
01-Aug-95   86.1      99.6    126.2      116.4  110.7    98.3    107.2
02-Aug-95   86.1      98.6    124.1      118.0  110.7    99.6    108.6
03-Aug-95   85.6      97.8    125.5      117.9  110.3    96.9    108.9
04-Aug-95   85.6      96.4    126.9      119.5  111.9    96.5    108.6
07-Aug-95   85.2      94.9    127.6      122.6  112.3    96.5    109.4
08-Aug-95   85.2      94.6    124.8      120.1  109.6    98.3    109.1
09-Aug-95   85.6      92.8    125.5      120.1  110.0    96.9    108.9
10-Aug-95   84.3      96.7    126.2      118.2  109.6    96.1    107.4
11-Aug-95   86.1      94.9    124.1      116.7  109.2    96.5    106.5
14-Aug-95   85.2      96.4    124.8      117.2  108.0    96.9    106.5
15-Aug-95   87.5      96.0    124.1      115.8  107.3    96.9    107.0
16-Aug-95   88.9      96.0    123.4      117.9  107.3    96.5    107.4
17-Aug-95   89.8      94.9    123.4      119.3  108.0    96.9    108.4
18-Aug-95   91.2      95.3    125.5      118.3  108.8    96.1    107.7
21-Aug-95   91.7      94.9    126.9      119.0  109.2    98.3    106.5
22-Aug-95   90.7      95.3    126.2      118.2  109.2    96.5    106.5
23-Aug-95   89.4      94.6    125.5      118.5  108.4    96.5    106.0
24-Aug-95   88.4      93.8    124.1      120.6  106.1    98.5    106.5
25-Aug-95   87.5      93.8    126.9      120.3  106.9    96.5    106.2
28-Aug-95   88.9      93.1    128.3      120.6  106.5    98.3    107.0
29-Aug-95   88.4      93.1    129.7      119.1  106.9    98.3    107.0
30-Aug-95   88.4      92.8    129.0      120.6  107.3    97.8    105.8
31-Aug-95   87.0      93.5    125.5      118.2  108.8    96.1    105.0
01-Sep-95   87.5      94.6    127.6      118.0  106.5    96.5    106.0
04-Sep-95   87.5      94.6    127.6      118.0  106.5    96.5    106.0
05-Sep-95   88.4      96.4    128.3      118.2  107.3    97.4    106.2
06-Sep-95   87.0      96.7    128.3      117.5  106.5    97.4    106.2
07-Sep-95   87.0      98.0    127.6      116.4  105.7    96.5    107.7
08-Sep-95   87.5      98.7    130.3      116.9  105.7    96.5    107.4
11-Sep-95   86.1      97.8    133.1      116.6  105.7    96.9    107.9
12-Sep-95   86.1     102.2    133.8      116.6  105.0    97.4    107.0
13-Sep-95   85.2     102.9    131.7      119.0  104.2    96.1    107.2
14-Sep-95   87.0     102.5    131.0      119.3  105.4    97.8    109.4
15-Sep-95   84.3     102.2    130.3      118.0  104.2    96.5     98.8
18-Sep-95   82.4     102.5    133.1      127.1  103.8    94.8     93.3
19-Sep-95   85.2     104.7    133.8      132.7  105.4    96.1     95.9
20-Sep-95   83.8     104.3    137.2      133.2  106.9    95.2     97.6
21-Sep-95   81.9     103.3    142.8      131.4  108.5    95.2     95.9
22-Sep-95   80.1     103.6    139.3      134.4  107.3    93.9     95.2
25-Sep-95   80.1     103.6    140.0      140.3  107.7    93.0     97.4
26-Sep-95   79.6     102.5    140.7      137.2  107.3    92.6     98.3
27-Sep-95   76.4     104.0    140.7      137.2  106.9    91.3     97.6
28-Sep-95   77.8     104.7    141.4      141.8  106.5    90.4     97.8
29-Sep-95   76.4     104.3    139.3      141.8  105.0    89.1     97.8
02-Oct-95   77.3     104.3    142.8      148.8  104.2    87.3     98.6
03-Oct-95   77.8     104.3    140.7      146.7  103.4    87.3     98.1
04-Oct-95   77.3     103.6    140.7      142.6  101.1    88.2     97.8
05-Oct-95   77.3     110.9    143.4      141.9  102.7    90.0     98.1
06-Oct-95   77.8     110.5    143.4      141.6  103.8    91.3     98.1
09-Oct-95   77.3     111.2    144.1      141.6  103.8    90.4     98.6
10-Oct-95   76.4     110.5    146.2      140.2  102.7    90.4     98.3
11-Oct-95   77.3     111.2    146.2      138.3  101.9    90.8     97.8
12-Oct-95   75.5     113.4    144.8      139.1  101.9    81.2     97.6
13-Oct-95   75.5     112.3    140.7      140.3  102.7    82.1     97.1
16-Oct-95   75.0     110.5    137.9      140.2  101.9    82.5     92.6
17-Oct-95   74.1     109.8    137.2      139.9  102.7    82.5     93.8
18-Oct-95   69.9     106.2    136.6      143.1  105.4    82.1     93.0
19-Oct-95   70.8     110.9    138.6      143.4  105.4    82.1     92.1
20-Oct-95   67.6     109.4    131.0      141.5  108.0    85.6     91.8
23-Oct-95   66.2     109.4    142.1      141.9  107.7    86.0     91.8
24-Oct-95   63.9     106.9    147.6      145.0  110.3    86.5     90.9
25-Oct-95   63.0     108.0    151.0      143.7  108.0    86.9     91.1
26-Oct-95   63.0     107.6    151.0      142.4  105.4    84.3     90.2
27-Oct-95   66.7     108.7    153.1      142.7  105.0    84.3     91.1
30-Oct-95   66.7     109.8    157.2      145.5  105.4    86.5     91.1
31-Oct-95   64.4     114.1    156.6      144.5  104.2    86.5     91.8
01-Nov-95   62.0     111.6    153.8      148.7  104.2    86.5     92.6
02-Nov-95   65.3     122.5    157.2      151.8  106.9    88.2     93.3
03-Nov-95   63.0     121.4    160.0      151.2  105.0    87.8     93.0
06-Nov-95   65.7     124.6    163.4      153.1  104.2    87.8     92.8
07-Nov-95   65.7     125.0    159.3      153.1  103.4    88.2     93.3
08-Nov-95   69.0     127.2    157.9      153.7  103.8    88.2     93.3
09-Nov-95   66.7     137.7    159.3      154.4  102.7    89.1     92.8
10-Nov-95   66.2     135.1    159.3      152.5  100.8    89.1     91.4
13-Nov-95   67.6     132.6    161.4      153.7  101.9    90.0     93.3
14-Nov-95   66.7     135.5    157.2      155.7  101.9    90.8     93.5
15-Nov-95   65.7     130.8    155.2      159.5  101.5    92.1     95.0
16-Nov-95   65.7     135.1    158.6      156.9   99.6    92.1     95.7
17-Nov-95   65.7     142.8    155.9      153.4   96.2    92.8     95.9
20-Nov-95   65.3     141.7    157.2      155.7   95.8    92.6     95.9
21-Nov-95   64.4     140.2    157.2      152.8   88.1    92.6     97.1
22-Nov-95   66.2     139.1    156.6      151.5   85.1    92.6     96.4
23-Nov-95   66.2     139.1    156.6      151.5   85.1    92.6     96.4
24-Nov-95   67.1     139.1    157.9      153.1   85.8    93.9     96.9
27-Nov-95   70.8     144.6    160.7      149.0   87.4    93.0     98.8
28-Nov-95   69.9     147.5    162.8      146.4   87.0    92.1     99.8
29-Nov-95   69.9     140.2    161.4      149.0   86.2    92.6     99.3
30-Nov-95   71.8     131.2    162.1      148.0   80.1    93.0     99.8

                         LEVI STRAUSS ASSOCIATES INC.
--------------------------------------------------------------------------------
       Selected Market Multiples of Comparable Retail Clothing Companies
                         ($MM, except per share data)

                                                  Price As %                                    EPS Projections(2)
                                                                                         ---------------------------------
                          L12M         Price      of 52 Week      Market  Aggregate                               3 yr Proj.
                                             ------------------
       Company            as of      11/30/95      High      Low     Value     Value (1)   L12M    1995E   1996E    Growth
------------------        -----      --------      ----      ---    -------   -----------  ----    -----   -----    ------
Fruit of the Loom         09/30       $19.38      69.8%     117.4%   $1,470     $2,970    $0.67    $1.14   $1.73     12.5 %
Gap Inc.                  07/29        45.25      88.7%     156.7%    6,516      6,267     2.03     2.24    2.58     18.0
Liz Claiborne (4)         09/30        29.38      98.7%     204.3%    2,175      1,866     1.44     1.53    1.76     10.0
Nike, Inc.                08/31        58.00      92.6%     182.3%    8,292      8,457     3.14     3.10    3.72     17.0
Reebok (5)                09/30        26.13      65.3%     101.5%    1,974      2,311     2.81     2.76    3.10     13.0
Russell Corp.             10/01        26.63      83.9%     121.0%    1,037      1,409     1.67     1.38    1.86     15.0
VF Corp.                  09/30        52.00      91.0%     117.5%    3,315      4,226     4.03     4.10    4.56     12.0



------------------------------------------------------------------------------------------------------------------------------------
Mean (6)
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
Levi Strauss (7)          11/30         $189      $189       $114   $10,103     $9,133   $11.95   $11.95  $12.63       NA
------------------------------------------------------------------------------------------------------------------------------------


                         LEVI STRAUSS ASSOCIATES INC.
--------------------------------------------------------------------------------
       Selected Market Multiples of Comparable Retail Clothing Companies
                         ($MM, except per share data)

                                   Equity Value as a Multiple of:              1996PE/        Aggregate Value as a Multiple of: (3)
                            ----------------------------------------------                  ----------------------------------------
                           L12M          1995E    1996E     L12M     L12M       Proj.     1996E     L12M    1996E    L12M    1996E
       Company             EPS            EPS      EPS      Book     CFlow      Growth    Sales     EBDIT   EBDIT    EBIT     EBIT
------------------         ---            ---      ---      ----     -----      ------    -----     -----   -----    ----     ----
Fruit of the Loom         29.0 x         16.9 x   11.2 x    1.2 x      6.5 x      90%      1.1 x    6.8 x   6.0 x    11.3 x    9.5
Gap Inc.                  22.3           20.2     17.5      4.6       14.4        97%      1.2      9.6      NA      13.4      9.9
Liz Claiborne (4)         20.4           19.2     16.7      2.2       15.9        NM       0.8      9.3     7.3      11.5      9.1
Nike, Inc.                18.5           18.7     15.6      3.9       16.4        92%      1.3      9.8      NA      10.8      9.1
Reebok (5)                 9.3            9.5      8.4      2.0        8.0        NM       0.6      5.5     5.0       6.1      6.0
Russell Corp.             15.9           19.3     14.3      1.6        7.7        95%      1.1      7.3     6.5      11.1      9.8
VF Corp.                  12.9           12.7     11.4      1.8        7.6        95%      0.7      6.2     5.6       8.1      7.2



------------------------------------------------------------------------------------------------------------------------------------
Mean (6)                  19.8 x         17.8 x   14.5 x    2.6 x     11.4 x      94%      1.1x     8.2 x   6.4 x    11.0 x    9.1 x
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
Levi Strauss (7)          15.9 x         15.9 x   15.0 x    4.4 x      13.7 x     NA       1.2 x    8.2 x   8.1 x     9.1 x    9.0 x
------------------------------------------------------------------------------------------------------------------------------------

Notes:
--------------------------------------------------------------------------------
  (1)  Defined as market value of equity plus total debt less cash.
  (2) Institutional Brokers Estimate System (I/B/E/S) estimates as of November 24, 1995. Estimates have been calendarized to a November year end. L12M indicates most recent earnings announcement. EPS growth rates per Morgan Stanley Equity Research, except Fruit of the Loom and Gap, Inc. which are taken from I/B/E/S.
  (3) Projected Sales, EBDIT, and EBIT from Morgan Stanley Research estimates, except Fruit of the Loom projections, which are from Value Line.
  (4)  Excludes pre-tax restructuring charge of $30MM.
  (5)  Excludes pre-tax restructuring charge of $18MM.
  (6)  Reebok excluded from all mean calculations.
  (7) Levi's trading analysis assumes a share price of $189 calculated using the 1996E fully diluted EPS of $12.63 and 1996E P/E of 15.0x. The shares used to calculate fully diluted EPS equals 53.3MM, and includes Class E and L shares and exercisable options. 1996E numbers exclude $39.2MM one-time after-tax CSSC expenses and include $75.3MM after-tax upside adjustment.

                         LEVI STRAUSS ASSOCIATES INC.
--------------------------------------------------------------------------------
         Operating Statistics of Comparable Retail Clothing Companies
                         ($MM, except per share data)

                                                           L12M             L12M       Cash                   L12M
                                     L12M       L12M      EBDIT             Cash       Flow         L12M      EBIT     Net Debt/
      Company                      Revenues   EBDIT(1)    Margin           Flow(2)    Margin        EBIT     Margin    Book Cap(3)
--------------------               --------   --------    ------           -------    ------        ----     ------    -----------

Fruit of the Loom                  $2,478.3     $434.4      17.5 %          $224.5       9.1 %      $262.6    10.6 %     55.3 %
Gap Inc.                            3,915.3      651.8      16.6             453.3      11.6         469.0    12.0      (21.5)
Liz Claiborne (4)                   2,099.2      200.3       9.5             136.9       6.5         161.8     7.7      (45.6)
Nike, Inc.                          5,205.1      860.5      16.5             506.1       9.7         784.1    15.1        7.3
Reebok (5)                          3,439.3      420.3      12.2             246.9       7.2         380.4    11.1       25.6
Russell Corp.                       1,156.4      194.1      16.8             134.6      11.6         126.3    10.9       37.1
VF Corp.                            5,080.9      686.2      13.5             434.2       8.5         519.8    10.2       32.6


------------------------------------------------------------------------------------------------------------------------------------
Mean (6)                                                    15.1 %                       9.5 %                11.1 %     10.9 %
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
LEVI STRAUSS ASSOCIATES INC.       $6,678.7   $1,107.8      16.6 %          $735.0      11.0 %    $1,005.9    15.1 %    (72.7)%
------------------------------------------------------------------------------------------------------------------------------------

                                                        Net               5-Year             5-Year             5-Year
                               L12M NET               Income               CAGR               CAGR               CAGR
      Company                   INCOME                Margin             Revenues            EBDIT             Net Inc.
--------------------            ------                ------             --------            -----             --------

Fruit of the Loom                 $51.0                  2.1 %               10.5 %             0.0 %             (13.6)%
Gap Inc.                          294.9                  7.5                 13.9              14.2                12.5
Liz Claiborne (4)                 108.8                  5.2                  0.5             (14.9)              (18.1)
Nike, Inc.                        458.5                  8.8                 10.8               6.9                 5.8
Reebok (5)                        227.8                  6.6                  5.5              (0.8)               (0.7)
Russell Corp.                      66.2                  5.7                 10.1               1.8                (2.3)
VF Corp.                          267.8                  5.3                 14.5              14.3                12.2


-------------------------------------------------------------------------------------------------------------------------
Mean (6)                                                 5.8 %               10.1 %             3.7 %              -0.6 %
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
Levi Strauss                     $635.3                  9.5 %                7.3 %             7.8 %              15.0 %
-------------------------------------------------------------------------------------------------------------------------


Notes:
-------------------------------------------------------------------------------
  (1) Earnings before depreciation amortization, interest, taxes and other non-recurring items.
  (2) Net income plus non-cash charges.
  (3) Net debt (long term + short term + minority interest + preferred - cash) divided book value plus net debt.
  (4) Excludes pre-tax restructuring charge of $30MM.
  (5) Excludes pre-tax restructuring charge of $18MM.
  (6) Reebok excluded from all mean calculations.

                         LEVI STRAUSS ASSOCIATES INC.
--------------------------------------------------------------------------------
                               Credit Statistics

                          Senior                                                                         L12M
                        Debt Rating          Net Debt/         Net Debt/            L12M EBIT/         Cash Flow/
  Company               Moody's/S&P        Book Cap. (1)     Market Cap. (2)         Interest          Net Debt (3)
----------              -----------        -------------     ---------------       ------------        ------------
Fruit of the Loom         Baa2/BBB+            55.3 %              50.5 %              2.3 x               14.8 %
Gap Inc.                  N.R./N.R.           (21.5)               (4.0)               N.M                  N.M
Liz Claiborne (4)         N.R./N.R.           (45.6)              (16.6)               N.M                  N.M
Nike, Inc.                N.R./N.R.             7.3                 1.9               25.4                147.4
Reebok                      A3/A-              25.6                14.6               23.8                 55.9
Russell Corp.             N.R./N.R.            37.1                26.4                6.0                 35.9
VF Corp. (4)                A3/A-              32.6                21.5                7.6                 44.6

                      -----------------------------------------------------------------------------------------------
                             MEAN(5)           10.9 %              13.3 %              6.9 x               40.4 %
                      -----------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
Levi Strauss (6)          N.R. / N.R.         (72.7)%             (10.6)%              N.M.                 N.M.
---------------------------------------------------------------------------------------------------------------------


Notes:
--------------------------------------------------------------------------------
 (1) Net total debt divided by shareholders equity plus net total debt.
 (2) Net total debt divided by market value plus net total debt.
 (3) Cash flow, defined as net income plus depreciation and deferred taxes, as a percentage of total debt.
 (4) Long-term debt includes redeemable preferred stock.
 (5) Reebok excluded from mean calculations.
 (6) Market ratio assumes a P/E ratio of 15.9x 1995E EPS.